ING LIFE INSURANCE AND ANNUITY COMPANY
Variable Annuity Account C
MULTIPLE SPONSORED RETIREMENT OPTIONS II
CONTRACT PROSPECTUS - APRIL 30, 2012

The Contracts. The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the "Company," "we," "us," "our"). They are intended to be used as funding vehicles for certain types of retirement plans and to qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code").

> **Why Reading this Prospectus Is Important.** Before you participate in the contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, (generally, the sponsor of your retirement plan or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states. Your plan sponsor may have selected a subset of variable and/or fixed interest options to be available for investment under your plan.

Variable Investment Options. Variable investment options available through the contracts are listed on the next page. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus on page 12 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectus for future reference.

Fixed Interest Options:

  • Guaranteed Accumulation Account   • Fixed Plus Account II   • Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See** "**CONTRACT DISTRIBUTION**" for further information about the amount of compensation we pay.

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the April 30, 2012 Statement of Additional Information ("SAI") without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under "**CONTRACT OVERVIEW - Questions: Contacting the Company**". You may also obtain a prospectus or an SAI for any of the funds, or a Guaranteed Accumulation Account prospectus, by calling that number. This prospectus, the Guaranteed Accumulation Account prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov, or by writing to the SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-167680. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-180532. The SAI table of contents is listed on page 50 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by current prospectuses of the funds. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

Variable Investment Options (The Funds)

Alger Green Fund (Class A)[1]	ING JPMorgan Emerging Markets Equity Portfolio (Class S)
American Century® Inflation-Adjusted Bond Fund (Investor Class)[1]	ING JPMorgan Small Cap Core Equity Portfolio (Class S)
American Mutual Fund®(Class R-4)[1]	ING Large Cap Growth Portfolio (Class S)
Ariel Fund (Investor Class)[1]	ING MidCap Opportunities Portfolio (Class I)
Artisan International Fund (Investor Shares)[1]	ING Money Market Portfolio (Class I)
Aston/Fairpointe Mid Cap Fund (Class N)[1]	ING Oppenheimer Global Portfolio (Class I)
Columbia Mid Cap Value Fund (Class A)[1]	ING PIMCO Total Return Portfolio (Class I)
EuroPacific Growth Fund® (Class R-4)[1]	ING Pioneer High Yield Portfolio (Class I)
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING Pioneer Mid Cap Value Portfolio (Class S)
Franklin Small Cap Value Securities Fund (Class 2)	ING Russell™ Large Cap Index Portfolio (Class I)
Fundamental Investors℠ (Class R-4)[1]	ING Russell™ Mid Cap Index Portfolio (Class I)
ING American Century Small-Mid Cap Value Portfolio (Class I)	ING Russell™ Small Cap Index Portfolio (Class I)
ING BlackRock Science and Technology Opportunities Portfolio (Class I)	ING Small Company Portfolio (Class I)[3]
	ING SmallCap Opportunities Portfolio (Class I)
ING Clarion Real Estate Portfolio (Class S)	ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING Global Resources Portfolio (Class S)	ING T. Rowe Price Equity Income Portfolio (Class S)
ING Growth and Income Portfolio (Class I)	ING Templeton Foreign Equity Portfolio (Class I)
ING Index Solution Income Portfolio (Class I)[2]	ING Thornburg Value Portfolio (Class I)
ING Index Solution 2015 Portfolio (Class I)[2]	ING U.S. Bond Index Portfolio (Class I)
ING Index Solution 2025 Portfolio (Class I)[2]	ING U.S. Stock Index Portfolio (Class I)
ING Index Solution 2035 Portfolio (Class I)[2]	Invesco Mid Cap Core Equity Fund (Class A)[1]
ING Index Solution 2045 Portfolio (Class I)[2]	Parnassus Equity Income Fund (Investor Shares)[1]
ING Index Solution 2055 Portfolio (Class I)[2]	Templeton Global Bond Fund (Class A)[1]
ING Intermediate Bond Portfolio (Class I)	The Growth Fund of America® (Class R-4)[1]
ING International Index Portfolio (Class I)	USAA Precious Metals and Minerals Fund (Adviser Shares)[1]
ING Invesco Van Kampen Equity and Income Portfolio (Class I)	
ING Invesco Van Kampen Growth and Income Portfolio (Class S)	Wanger Select
	Wanger USA

[1] This fund is available to the general public in addition to being available through variable annuity contracts. **See** "**INVESTMENT OPTIONS - Risks of Investing in the Funds**."

[2] These funds are structured as fund of funds that invest directly in shares of underlying funds. **See** "**FEES - Fund of Funds**" for additional information.

[3] This fund is only available to plans offering the fund prior to April 29, 2011.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the "Company"): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, review "**CONTRACT OWNERSHIP AND RIGHTS**" and "**CONTRACT PURCHASE AND PARTICIPATION**."

The Contract and Your Retirement Plan

Retirement Plan ("plan"): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code section 403(b). To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in Your Plan: Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See** "**CONTRACT PURCHASE AND PARTICIPATION**."

Contract Rights: Rights under the contract and who may exercise those rights may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Questions: Contacting the Company. Contact your local representative or write or call the Company:

ING
USFS Customer Service
Defined Contribution
Administration
P.O. Box 990063
Hartford, CT 06199-0063

1-800-262-3862

Sending Forms and Written Requests in Good Order. If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans and Roth 403(b) plans, as well as in certain 401(a), 401(k), or Roth 401(k) plans may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract. **See "RIGHT TO CANCEL."**

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. **See** "**DEATH BENEFIT**" and "**INCOME PHASE**."

Withdrawals: During the accumulation phase, you may, under some plans, withdraw all or part of your account value. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding and taxation. **See** "**WITHDRAWALS**" and "**TAX CONSIDERATIONS**."

Systematic Distribution Options: These allow you to receive regular payments from your account, while retaining the account in the accumulation phase. **See** "**SYSTEMATIC DISTRIBUTION OPTIONS**."

Fees: Certain fees are deducted from your account value. **See** "**FEE TABLE**" and "**FEES**."

Taxation: Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See** "**TAX CONSIDERATIONS**."

Contract Phases

Accumulation Phase (accumulating retirement benefits)


Payments to Your Account
Step 1 ||
ING Life Insurance and Annuity Company
|| Step 2 ||
Fixed Interest Option
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
|| Step 3 ||
Mutual Fund A
Mutual Fund B
Etc.

STEP 1: You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary. Alternatively, we may issue the contract to an employer or a plan on an unallocated basis. In that case, we establish a single account under the contract for the contract holder, and the recordkeeper designated by the plan establishes and maintains an individual account or accounts for each participant.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

Income Phase (receiving income phase payments from your contract)

The contract offers several payment options. **See** "**INCOME PHASE**." In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Select an option that provides a death benefit to beneficiaries; or
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes may also be deducted.*

Maximum Early Withdrawal Charge[1]
(as a percentage of amount withdrawn, if applicable)

Applicable to Texas K-12 contracts.. 7%
Applicable to all other contracts 5%

Loan Interest Rate Spread (per annum)[2] 3.0%
Loan Initiation Fee[3]...$100.00

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

	Applicable to Texas K-12 contracts	Applicable to all other contracts
Maximum Annual Maintenance Fee[4]	$0.00	$50.00
Separate Account Annual Expenses[4] *(as a percentage of average account value)*		
Maximum Mortality and Expense Risk Charge[5]	1.25%	1.50%
Maximum Administrative Expense Charge	0.25%[6]	0.25%[7]
Maximum Total Separate Account Expenses	1.50%	1.75%

In this section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See "FEES" for:
- Early Withdrawal Charge Schedules;
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Redemption Fees; and
- Premium and Other Taxes.

Texas K-12 contracts are voluntary 403(b) annuity contracts for employees of K-12 public schools. These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

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1 This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "Fees" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. **See** "**FEES**."

2 This is the difference between the rate charged and the rate credited on loans under your contract. We reserve the right to apply a spread of up to 3.0% per annum. Currently, the loan interest spread for most contracts is 2.5% per annum. **See** "**LOANS – Charges Associated with Loans**."

3 Certain contracts that have a zero loan interest rate spread may be subject to a loan initiation fee each time a loan is taken from your account value. **See** "**LOANS – Charges Associated with Loans**."

4 These fees may be waived, reduced or eliminated in certain circumstances. **See** "**FEES**."

5 A charge for the guaranteed death benefit, if any, is included in the mortality and expense risk charge. **See** "**DEATH BENEFIT**."

6 We currently do not impose this charge under Texas K-12 contracts; however, we reserve the right to charge up to 0.25% annually.

7 We only impose this charge under some contracts. **See** "**FEES**."

*State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. **See** "**FEES - Premium and Other Taxes**."

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Applicable to Texas K-12 Contracts		*Applicable to All Other Contracts*	
	Minimum	Maximum	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.26%	1.46%	0.26%	1.90%

See "FEES – Fund Fees and Expenses" for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include maximum transaction expenses (assuming no loans), maximum maintenance fees (converted to a percentage of assets equal to 0.326%), maximum separate account annual expenses, and fund fees and expenses applicable to that type of contract.

Maximum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				**(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:**			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Texas K-12 contracts	$962	$1,500	$2,055	$3,280	$299	$915	$1,557	$3,280
Applicable to all other contracts	$905	$1,727	$2,461	$4,186	$400	$1,211	$2,040	$4,186

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*   This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

Minimum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to Texas K-12 contracts	$850	$1,159	$1,482	$2,073	$179	$554	$954	$2,073
Applicable to all other contracts	$750	$1,270	$1,705	$2,672	$237	$729	$1,249	$2,672

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* This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix VI, we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. These tables show year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

As part of a restructuring plan approved by the European Commission, ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof. On November 10, 2010, ING announced that ING and its U.S. insurance affiliates, including the Company, are preparing for a base case of an initial public offering ("IPO") of the Company and its U.S.-based insurance and investment management affiliates.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

One Orange Way
Windsor, Connecticut 06095-4774

Regulatory Matters. As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with examinations, inquiries, investigations and audits of the products and practices of the Company or the financial services industry. These currently include an inquiry regarding the Company's policy for correcting errors made in processing trades for ERISA plans or plan participants. Some of these investigations, examinations, audits and inquiries could result in regulatory action against the Company. The potential outcome of the investigations, examinations, audits, inquiries and any such regulatory action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, additional payments to plans or participants, disgorgement, settlement payments, penalties, fines, and other financial liability and changes to the Company's policies and procedures, the financial impact of which cannot be estimated at this time, but management does not believe will have a material adverse effect on the Company's financial position or results of operations. It is the practice of the Company and its affiliates to cooperate fully in these matters.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS"). For example, U.S. federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "TAX CONSIDERATIONS" for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties imposed by a particular governmental or self regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the Company's reputation, interrupt the Company's operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group deferred annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code sections 401(a), 401(k), 403(b) and 457, including Roth 401(k), Roth 403(b) and Roth 457(b) plans. Contracts may not be used with Roth 403(b) plans in certain states.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. Some plans under Sections 401 and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract

1. The contract holder submits the required forms and application to the Company.
2. We approve the forms and issue a contract to the contract holder.

Participating in the Contract

1. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder).
2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions. We may also establish Roth 401(k), Roth 403(b) and Roth 457(b) accounts.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the ING Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment forms, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:
*   Lump-sum payments: A one time payment to your account in the form of a transfer from a previous contract or plan; and/or
*   Installment payments: More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to the use of these two methods. For example, we may require that installment payments meet certain minimums. We may place the different types of payments in distinct accounts.

Contributions to Roth 401(k), Roth 403(b) or Roth 457(b) accounts must be made by after-tax salary reduction, exchange, or rollover payments (to the extent allowed by the contract) paid to us on your behalf, as permitted by the Tax Code and the plan. Roth 401(k), Roth 403(b) and Roth 457(b) contributions will be placed in distinct accounts.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial purchase payments to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at www.ingretirementplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. **See** "**INVESTMENT OPTIONS**" and "**TRANSFERS**."

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. **See** "**FEES**" and "**APPENDIX II - Fixed Plus Account II**."

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. **See** "**TAX CONSIDERATIONS**."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contracts should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;
- **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and
- **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a qualified financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract? It depends on the type of plan, as follows:

- **Under 401(a), 401(k), Roth 401(k), 403(b), or Roth 403(b) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder;
- **Under Governmental 457(b) or Roth 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code; and
- **Under Tax-Exempt 457(b) Plans.** In order to avoid being subject to ERISA, 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

Who Holds Rights Under the Contract? The terms of the annuity contract will determine who holds rights under the contracts:

- Under some contracts, the contract holder holds all rights under the contract, but may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.
- Under other contracts, including most group contracts issued through a voluntary 403(b) or Roth 403(b) plan, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. See "**TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans**."

For additional information about the respective rights of the contract holder and participants, **see "APPENDIX IV"**.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund no later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s) (and your accounts may be established at different times), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We provide brief descriptions of the funds in Appendix V. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Risks of Investing in the Funds

Insurance-Dedicated Funds *(Mixed and Shared Funding)*. Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding - bought for annuities and life insurance; and
- Shared funding - bought by more than one company.

Public Funds. The following funds, which are available through the contract, are also available to the general public:
- Alger Green Fund
- American Century® Inflation-Adjusted Bond Fund
- American Mutual Fund®
- Ariel Fund
- Artisan International Fund
- Aston/Fairpointe Mid Cap Fund
- Columbia Mid Cap Value Fund
- EuroPacific Growth Fund®
- Fundamental Investors^{SM}
- Invesco Mid Cap Core Equity Fund
- Parnassus Equity Income Fund
- Templeton Global Bond Fund
- The Growth Fund of America®
- USAA Precious Metals and Minerals Fund

See "TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under a 403(b) or Roth 403(b) annuity contracts.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b) and 401 plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." See also "**TRANSFERS**" for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

Fixed Interest Options

For descriptions of the fixed interest options available through the contract, **see "APPENDICES I, II** and **III"** and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options

When selecting investment options:
* **Choose options appropriate for you.** Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals;
* **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
* **Be informed.** Read this prospectus, the fund prospectuses, fixed interest option appendices and the Guaranteed Accumulation Account prospectus.

Furthermore, be aware that there may be:
* **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
* **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment. Thereafter, more options can be selected at any one time.

FEES

The following repeats and adds to information provided in "**FEE TABLE**". Please review both this section and "**FEE TABLE**" for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specific dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, to make up the difference.

Amount: This charge is a percentage of the amount that you withdraw from the subaccounts, the Fixed Account and the Guaranteed Accumulation Account. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account II. The percentage is determined by the early withdrawal charge schedule that applies to your individual account. Some of these schedules are listed below.

Early Withdrawal Charge Schedules. You may determine which schedule applies to you by consulting your certificate or the contract (held by the contract holder).

Contracts Other Than Texas K-12. This is the maximum early withdrawal charge schedules that may apply to contracts other than Texas K-12 contracts. It grades down to zero over a 10-year period. Some contracts have schedules that grade down to zero over fewer than 10 years.

Each contract will specify whether a schedule is based on one of the following:
- The number of years since the individual account was established; or
- The number of years since the contract was established.

Unless the contract provides otherwise, the same schedule applies to installment purchase payments (ongoing contributions), single purchase payments (rollovers, exchanges or other one-time contributions), as well as Roth 401(k), Roth 403(b) and Roth 457(b) contributions.

Types of Fees

You may incur the following types of fees under the contract:
- Transaction Fees;
  - ▷ Early Withdrawal Charge;
  - ▷ Loan Interest Rate Spread and Loan Initiation Fee;
  - ▷ Redemption Fees;
- Periodic Fees and Charges:
  - ▷ Annual Maintenance Fee;
  - ▷ Mortality and Expense Risk Charge;
  - ▷ Administrative Expense Charge;
- Fund Fees and Expenses; and
- Premium and Other Taxes.

Terms to Understand in the Early Withdrawal Schedules

- Account Year - a 12-month period measured from the date we establish your account, or measured from any anniversary of that date.
- Contract Year - a 12-month period measured from the date we establish the contract, or measured from any anniversary of that date.

Account Years or Contract Years (depending upon the contract)	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or more but fewer than 10	2%
10 or more	0%

Texas K-12 Contracts. The following schedule applies to Texas K-12 contracts.

Account Years	Early Withdrawal Charge
Fewer than 1	7.0%
1 or more but fewer than 2	6.5%
2 or more but fewer than 3	6.0%
3 or more but fewer than 4	5.5%
4 or more but fewer than 5	5.0%
5 or more but fewer than 6	4.5%
6 or more but fewer than 7	4.0%
7 or more but fewer than 8	3.5%
8 or more but fewer than 9	3.0%
9 or more but fewer than 10	2.0%
10 or more	0.0%

Reduction for Certain New York Contracts. The State of New York requires a reduced early withdrawal charge schedule, as follows:

Completed Account Years	Early Withdrawal Charge
Fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

Early Withdrawal Charge Waivers Under All Contracts. These apply to all contracts. Also read the following two subsections regarding additional waivers, reductions or elimination of the charge.

The charge is waived for portions of a withdrawal that are:
- Used to purchase income phase payments;
- Used to purchase a single premium immediate annuity or certain individual retirement annuities issued by the Company or one of its affiliates, provided that the right to cancel under the new contract is not exercised;*
- Made under a systematic distribution option;
- Made because the Company terminated the account under the circumstances described in "**OTHER TOPICS – Account Termination**;"
- Paid where your account value is $5,000** or less (or, if applicable, as otherwise allowed by your plan for lump-sum cash-outs without participant consent), and no amounts have been withdrawn, used to provide income phase payments, or taken as a loan within the prior 12 months;
- Due to your death before income phase payments begin;
- Made to a participant who is separated from service, when certified by the employer;
- Due to financial hardship (for 401(a), 401(k), Roth 401(k), 403(b), and Roth 403(b) plans) or unforeseeable emergency (for 457(b) and Roth 457(b) plans) as defined in the Tax Code;
- Due to the transfer or exchange of your account value to another contract issued by the Company for your plan, subject to various conditions agreed to by the Company; provided that the right to cancel under the new contract is not exercised;
- For a transfer or exchange to a Company Code Section 403(b)(7) custodial account, subject to the restrictions set forth in Code Section 403(b)(7)(A)(ii), and subject to various conditions agreed to by the Company.

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* If you cancel the new contract, we will reinstate the account under the old contract and the amount returned to the account from the new contract may then be withdrawn, subject to any early withdrawal charge that would have applied at the time the new contract was established.
** $5,000 limit may be lower if required by your state.

Early Withdrawal Charge Waivers Under Certain Contracts. To find out which waivers apply to the contract issued in connection with your plan, consult the certificate or the contract (held by the contract holder). This charge may be waived for portions of a withdrawal that are:

- Withdrawn from contracts used with plans under section 401(a), 401(k), Roth 401(k), 403(b), or Roth 403(b) of the Tax Code, if the withdrawal is less than or equal to 10% of your account value and is the first partial withdrawal in a calendar year;*
- Made for the purposes of taking a loan taken in accordance with the terms of the plan, subject to conditions agreed to by the contract holder and the Company in writing;
- To purchase permissive past service credit under a governmental defined benefit plan;
- Due to your disability as defined by the Tax Code, if the withdrawal is paid directly to you and certified by your employer, and the amount paid for all withdrawals due to disability during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period;
- In-service distributions permitted by certain 401(a) and 457(b) and Roth 457(b) governmental plans, when certified by the employer.

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* To qualify for this waiver you must be between the ages of 59½ and 70½ and cannot have elected the systematic withdrawal option; any outstanding loans are not included in the account value when calculating the 10% amount; and this waiver does not apply to full withdrawals or to a withdrawal due to a loan default.

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:

- The number of participants under the plan;
- The type and nature of the group to which a contract is issued;
- The expected level of assets and/or cash flow under the plan;
- Our agent's involvement in sales activities;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract;
- Our assessment of financial risk to the Company relating to withdrawals; and
- Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees, and this may include having an early withdrawal charge for some individual accounts and reducing or eliminating the early withdrawal charge for certain other individual accounts. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Loan Interest Rate Spread and Loan Initiation Fee

For a discussion of the loan interest rate spread and the loan initiation fee, the fees and costs that may be associated with loans, please **see** "**LOANS – Charges Associated with Loans**."

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $50.00

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee on your account anniversary. Under some contracts we may also deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is deducted annually on a pro rata basis from your account value invested in the subaccounts and the fixed interest options. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, pro rata from your account value invested in the subaccounts and fixed interest options. We may also deduct all or a portion of the maintenance fee from a Roth 401(k), Roth 403(b) or Roth 457(b) account. Under some plans, your employer elects whether the fee is deducted from the employee account, employer account, or a portion from each. The Company may send a bill to your employer at or prior to such deduction.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account. It may also be used to defray plan administration costs that the Company has agreed to pay, if applicable.

Increase, Reduction or Elimination. The maintenance fee may vary (be increased, reduced or eliminated), as described in the contract. When a plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:
- The size, type and nature of the group to which a contract is issued;
- Amount of contributions to the contract;
- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The anticipated level of administrative expenses, such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and
- The number of eligible participants and the program's participation rate.

Due to factors on which the maintenance fee is based, it is possible that it may increase, decrease, or be eliminated from year to year as the characteristics of the group change.

We will not unfairly discriminate against any group if we increase, reduce or eliminate the maintenance fee. We will make any increase, reduction, or elimination according to our own rules in effect at the time we approve the application for a contract. We reserve the right to change these rules from time to time. Any increase will not result in an annual maintenance fee in excess of the maximum amount shown above and in "**FEE TABLE**."

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccounts during the accumulation phase for Texas K-12 contracts and 1.50% annual for all other contracts. 1.25% annually of your account value invested in the subaccounts during the income phase. **See** "**INCOME PHASE - Charges Deducted**." We may charge a different fee for different funds (but not beyond the maximum amount). See your certificate or the contract (held by the contract holder).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts, namely:
- Mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits (including any guaranteed death benefits) and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum amount when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

*   The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
*   The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
*   The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
*   The frequency, consistency and method of submitting payments and loan repayments;
*   The method and extent of onsite services we provide and the contract holder's involvement in service such as enrollment and ongoing participant services;
*   The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
*   The projected frequency of distributions;
*   The type and level of other factors that affect the overall administrative expense including expenses related to the contract or the plan, or the Company's reimbursement of any portion of the costs of the plan's third party administrator, if applicable;
*   Whether or not a transfer credit was selected by the plan sponsor; and
*   Whether or not the contract includes a guaranteed death benefit.

We will determine any reduction of the mortality and expense risk charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time. Under some contracts we will reassess and increase or decrease this fee annually. However, the charge that may apply to a given participant upon entry into the income phase will remain fixed while the participant remains in that phase.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccounts.

When/How. We reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccounts. If charged, this fee is deducted daily from the subaccounts. We do not deduct this charge from any fixed interest option. This fee may be assessed during the accumulation phase and/or the income phase. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This fee helps defray our administrative expenses that cannot be covered by the mortality and expense risk charge described above. The fee is not intended to exceed our average expected cost of administering the contracts. We do not expect to earn a profit from this fee.

Reduction. Under some contracts, if we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased annually.

Fund Fees and Expenses

As shown in the fund prospectuses and described in "**FEE TABLE – Fees and Expenses,**" each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company may receive compensation from each of the funds or from the funds' affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2011, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:
- Fidelity Investments[®]
- American Funds[®]
- Franklin[®] Templeton[®] Investments
- Columbia Funds
- Invesco Investments
- American Century Investments[®]
- Aston Funds
- Ariel Mutual Funds
- Alger Funds
- Artisan Funds
- USAA Funds
- Parnassus Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2011, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See** "**TAX CONSIDERATIONS**."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
* Account dollars directed to the fixed interest options, including interest earnings to date; less
* Any deductions from the fixed interest options (e.g., withdrawals, fees); and plus
* The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value ("AUV"). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). We discuss these deductions in more detail in "**FEE TABLE**" and "**FEES**."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
* The net assets of the fund held by the subaccount as of the current valuation; minus
* The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
* Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
* The total value of the subaccount's units at the preceding valuation; and minus
* A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. **See** "**FEES**."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUVs are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.


$5,000 contribution
Step 1 ||
ING Life Insurance and Annuity Company
Step 2 ||
Variable Annuity Account C
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
|| Step 3 ||
Fund A
Fund B

Step 1: An investor contributes $5,000.

Step 2:

- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV); and
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "**CONTRACT PURCHASE AND PARTICIPATION**." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE will purchase subaccount accumulation units at the AUV computed after the close of the NYSE on that day. The value of subaccounts may vary day to day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest options are restricted as outlined in Appendices I, II and III. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," or if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number ("PIN") to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
* Increased trading and transaction costs;
* Forced and unplanned portfolio turnover;
* Lost opportunity costs; and
* Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
* Meets or exceeds our current definition of Excessive Trading, as defined below; or
* Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
* More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
* Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:
* Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
* Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
* Purchases and sales of fund shares in the amount of $5,000 or less;
* Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
* Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Dollar Cost Averaging Program. Certain contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Dollar cost averaging is not available to participants in the account rebalancing program. Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

Account Rebalancing Program. Under some contracts you may participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match your current investment allocations. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may elect the account rebalancing program electronically at www.ingretirementplans.com, or by completing and submitting an account rebalancing form.

Account rebalancing is not available if you elect to participate in the dollar cost averaging program. Subaccount reallocations or changes outside of the account rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

Transfers Between Individual Accounts. We may establish one or more accounts for you. As permitted by your plan and if allowed under the contract, you may transfer assets from one account to another. Any such transfer will be subject to the restrictions, conditions and limits established by your plan or set forth in the contract.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the fixed interest options and other restrictions (**see** "**Withdrawal Restrictions**" in this section), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must select the withdrawal amount:
- Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, maintenance fees, and redemption fees, plus the amount available for withdrawal from the Fixed Plus Account II; or
- Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees, and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account, and any positive or negative market value adjustments for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account II may be limited;
- Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

For a description of limitations on withdrawals from the Fixed Plus Account II, **see** "**APPENDIX II**."

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation after we receive a request for withdrawal in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company;**" or
- On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:

- Early Withdrawal Charge. **See** "**FEES - Early Withdrawal Charge**"
- Maintenance Fee. **See** "**FEES – Annual Maintenance Fees"**
- Market Value Adjustment. **See** "**APPENDIX I**"
- Redemption Fees. **See** "**FEES - Redemption Fees**"
- Tax Penalty. **See** "**TAX CONSIDERATIONS**"
- Tax Withholding. **See** "**TAX CONSIDERATIONS**"

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Reinstatement Privilege. Some contracts allow the one-time use of a reinstatement privilege. Within 30 calendar days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request in good order and the amount to be reinstated. We will credit the amount reinstated proportionally for maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinstated any maintenance fee which fell due after the withdrawal and before the reinstatement. We will reinstate in the same investment options and proportions in place at the time of withdrawal. Special rules apply to reinstatements of amounts withdrawn from the Guaranteed Accumulation Account. **See** "**APPENDIX I**." Seek competent advice regarding the tax consequences associated with reinstatement.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below:
• Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:
  ▷ Salary reduction contributions made after December 31, 1988; and
  ▷ Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship;
• Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. **See** "**TAX CONSIDERATIONS – Distributions - Eligibility - 403(b) and Roth 403(b) Plans**;"
• 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship;
• The contract generally requires that the plan sponsor or its delegate certify that you are eligible for the distribution; and
• If you are married and covered by an ERISA plan, the contract holder must provide certification that Retirement Equity Act requirements have been met.

Other withdrawals may be allowed as provided for under the Tax Code or regulations.

Waivers of Early Withdrawal Charge and Fixed Plus Account II Full and Partial Withdrawal Provisions. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account II full or partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

Employer-Directed Withdrawals. Under certain contracts, if permitted by the plan, we may, at the plan sponsor's direction, deduct amounts from participant accounts in order to pay costs associated with a third party administrator engaged by the plan sponsor to administer the plan.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options, the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company.

Systematic distribution options currently available under the contract include the following:

- **Systematic Withdrawal Option ("SWO").** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan); and
- **Estate Conservation Option ("ECO").** ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distributions. Under ECO, the Company calculates the minimum distribution amount required by law (generally at age 70½ or retirement, if later) and pays you that amount once a year.

  For certain contracts issued in the State of New York, no market value adjustment is imposed on ECO withdrawals from the Guaranteed Accumulation Account.

Features of a Systematic Distributions Option

If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the Company.

Availability of Systematic Distribution Options. The Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, may elect a systematic distribution option. The plan sponsor or its delegate generally must provide the Company with certification that you are eligible for a distribution and that the distribution is in accordance with the terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option (other than accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employers) you may revoke it at any time through a written request to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. **See** "**TAX CONSIDERATIONS**."

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Loans are not available from Roth 401(k) or Roth 403(b) contracts or accounts, and participant Roth 401(k) or Roth 403(b) accounts are excluded from the amount available for loan. Some plans restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Additional restrictions may apply under the Tax Code, your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Unless specifically permitted by the terms of your plan and supported by your plan's administrator and record keeper, a loan is not available from your Roth 457(b) account. Absent such an exception, although your Roth 457(b) account may be included in the calculation of the amount available for loan ("lienable"), the amount of your Roth 457(b) account may not be part of a loan ("loanable"). Accordingly, the amount available for a full or partial withdrawal from a participant Roth account will not be reduced by any outstanding loan balance. Further, in the event of a loan default, no amount of the outstanding loan balance will be deducted from your Roth account.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." Read the terms of the loan agreement before submitting any request.

Charges Associated with Loans. If you are eligible and take a loan from your account value, you may be subject to one of the following two charges associated with loans:
• **Loan Interest.** Interest will be charged and credited on loan amounts. The difference between the rate charged and the rate credited on loans under your contract is called the loan interest rate spread. The loan interest rate spread for most contracts is currently 2.5%. For example, if the current interest rate charged on a loan is 6.0% and the loan interest rate spread is 2.5%, the amount of interest credited is 3.5%. The loan interest rate spread is retained by the Company. We reserve the right to apply a loan interest rate spread of between 0.0% and up to 3.0%; or
• **Loan Initiation Fee.** Loans under certain contracts that have a 0.0% loan interest rate spread may be subject to a loan initiation fee instead. This fee will not exceed $100 per loan. The loan initiation fee will be deducted from the vested individual account value during the first month of the loan period. We reserve the right to change the fees charged for loan initiation, but not to exceed $100 per loan.

For information about whether the loan interest rate spread or the loan initiation fee is applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary):

- Under contracts issued in connection with most types of plans except most voluntary 403(b) and Roth 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary); and
- Under most group contracts issued in connection with voluntary 403(b) and Roth 403(b) plans, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

> **During the Income Phase**
>
> This section provides information about the accumulation phase. For death benefit information applicable to the income phase, **see** "**INCOME PHASE**."

During the Accumulation Phase

Payment Process. To request payment of the death benefit following your death:

- The contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," we will mail payment, unless otherwise requested.

Until a death benefit request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:

- Lump-sum payment;
- Payment under an available income phase payment option (**see** "**INCOME PHASE - Income Phase Payment Options**"); and
- Payment under an available systematic distribution option (subject to certain limitations). **See** "**SYSTEMATIC DISTRIBUTION OPTIONS**."

Leaving the account value invested in the contract is also an available option under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in the contract.

Payment of Death Benefit or Proceeds.

Subject to state law conditions and requirements, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made into an interest bearing retained asset account that is backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** The beneficiary may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract. A beneficiary should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

A beneficiary may request additional information about the retained asset account and the draftbook feature or may elect to receive payment of the Proceeds by check rather than through the account's draftbook feature by contacting us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**"

Death Benefit Options. The various death benefit options that may be made available by the Company under the contract are listed below. For information about the death benefit applicable to you, please see your certificate/enrollment materials or the contract (held by the contract holder).

Account Value Death Benefit. Under some contracts, the death benefit will be based on your account value. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix I and in the Guaranteed Accumulation Account prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

Return of Purchase Payment Death Benefit. Most contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. The charge for this guaranteed death benefit (if any) is included within the mortality and expense risk charge applicable under your contract, and is one of the factors we evaluate when determining the mortality and expense risk charge applicable to your group contract. **See** "**FEES - Mortality and Expense Risk Charge**." For those contracts, the guaranteed death benefit is the greater of:

• Your account value on the day that notice of death and request for payment are received in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," plus any positive aggregate market value adjustment that applies to amounts allocated to the Guaranteed Accumulation Account; or

• The sum of payments (minus any applicable premium tax) made to your account, minus the dollar amount of any withdrawals made from your account and any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order. See the contract and/or certificate/enrollment materials for treatment of amounts held in the Guaranteed Accumulation Account.

Adjusted Purchase Payment Guaranteed Death Benefit. Under another form of guaranteed death benefit that may be available under certain contracts, the death benefit payable under the contract will never be less than the amount of adjusted purchase payments made to your account (as defined below), less a proportional adjustment for amounts withdrawn or borrowed from your account. The charge for this guaranteed death benefit (if any) is included within the mortality and expense risk charge applicable under your contract, and is one of the factors we evaluate when we determine the mortality and expense risk charge applicable to your group contract. **See** "**FEES - Mortality and Expense Risk Charge**."

Calculating the Value of the Death Benefit. The death benefit under the Adjusted Purchase Payment Guaranteed Death Benefit is guaranteed to be the greater of (a) or (b) as calculated as of the next valuation date (the date of the next close of the NYSE) following our receipt of proof of death and a completed election form in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company,**" where:

(a) is the adjusted purchase payment total, which is the sum of all net purchase payments to your account, minus a proportional adjustment for withdrawals and amounts taken as a loan, which amount will never be less than zero (see "Calculating Adjusted Purchase Payments," below); and

(b) is the current account value, excluding amounts taken as a loan, plus any positive aggregate market value adjustment (MVA), as applicable. **See** "**APPENDIX I**" and the Guaranteed Accumulation Account prospectus for further information regarding the MVA.

If the amount of the death benefit in (a) is greater than the amount in (b), the Company will deposit the difference into your account. The amount, if any, will be deposited into your account pro rata across your current investment allocations as of the valuation date following the date we receive proof of death acceptable to us and a completed election form in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company.**"

If the beneficiary in that situation requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we deposit the difference into your account.

If the amount of the death benefit in (a) is less than the amount in (b), and the beneficiary requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, plus any aggregate positive MVA, as of the valuation date following the date we receive proof of death acceptable to us and a payment request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company.**"

In the event a beneficiary elects to defer distribution of the death benefit, the amount paid to the beneficiary when the beneficiary elects to begin distribution of the death benefit will equal the current account value, excluding any amounts taken as a loan, plus or minus any applicable MVA, as of the next valuation following our receipt of the distribution request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company.**" The amount paid may be more or less than the amount of the death benefit determined above on the date notice of death and an election to defer payment was received. No additional death benefit is payable upon the beneficiary's death.

Calculating Adjusted Purchase Payments. The adjusted purchase payment total above is initially equal to the first purchase payment. The adjusted purchase payment total is then adjusted for each subsequent purchase payment, loan repayment, or partial withdrawal. The adjustment for subsequent purchase payments and loan repayments will be dollar for dollar. The adjustment for partial withdrawals, including loans taken, will be proportionate, reducing the adjusted purchase payment total in the same proportion that the current account value, excluding any amounts taken as loans, was reduced on the date of the partial withdrawal. The proportionate adjustment of the adjusted purchase payment total for each partial withdrawal is defined as the adjusted purchase payment total at that time, multiplied by the fraction A divided by B (A/B), where:
- **A** is the current account value, excluding amounts taken as a loan, immediately after the partial withdrawal; and
- **B** is the current account value, excluding amounts taken as a loan, before the partial withdrawal.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See** "**TAX CONSIDERATIONS**" for additional information.

INCOME PHASE

During the income phase, you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving income phase payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:
- Start date;
- Income phase payment option (see the income phase payment options table in this section);
- Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable payments; and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase.

Payments from the Fixed Plus Account II. If a nonlifetime income phase payment option is selected, payments from the Fixed Plus Account II may only be made on a fixed basis.

Assumed Net Investment Rate. If variable payments are elected, the initial income phase payment will reflect an assumed annual net investment rate of 3.5%. Subsequent income phase payments will fluctuate based upon the investment performance of the subaccount you selected. For more information the assumed net investment rate, request a copy of the Statement of Additional Information by calling us. **See** "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime options.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of 0.25% annually from amounts held in the subaccounts.

Required Minimum Payment Amounts. The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Payment of Death Benefit or Proceeds.

Subject to state law conditions and requirements, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made into an interest bearing retained asset account that is backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** The beneficiary may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract. A beneficiary should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax advisor before choosing a settlement or payment option.

A beneficiary may request additional information about the retained asset account and the draftbook feature or may elect to receive payment of the Proceeds by check rather than through the account's draftbook feature by contacting us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**"

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See** "**TAX CONSIDERATIONS**."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:
- **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary:** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option, you choose for 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end after the death of both annuitants.
Life Income-Two Lives-Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Nonlifetime Income Phase Payment Options	
Nonlifetime-Guaranteed Payments*	**Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the contract. For amounts held in the Fixed Plus Account II during the accumulation phase, the payment must be on a fixed basis. In certain cases, a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

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*   Guaranteed period payments may not extend beyond the shorter of your life expectancy or until you're age 95.

Lump-Sum Payment: If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period we will charge the applicable early withdrawal charge. **See** "**FEES - Early Withdrawal Charge**." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments or the 3.5% assumed net investment rate for variable payments).

TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this section:
· Introduction; Taxation of Qualified Contracts; Possible Changes in Taxation; and
• Taxation of the Company

When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.**

Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis ("qualified contracts"). Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under sections 401(a), 401(k), 403(b) or 457(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek qualified legal advice.**

Roth Accounts. Tax Code section 402A allows employees of certain private employers offering 401(k) plans, employees of public schools and certain Tax Code section 501(c)(3) organizations offering 403(b) plans, and employees of certain governmental employers offering 457(b) plans to contribute after-tax salary contributions to a Roth 401(k), Roth 403(b) and Roth 457(b) account, respectively. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:
*   Sections 401(a) and 401(k), of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees;
*   Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement; and
*   Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be either a 457(b) (eligible) plan or a 457(f) (ineligible) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account.

Special Considerations for Section 403(b) Plans.   In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in the "**INVESTMENT OPTIONS**" section of this prospectus under the heading "**Risks of Investing in the Funds - Public Funds**." In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code section 403(b), notwithstanding that contract premiums are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code section 403(b). You should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (e.g., annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
* Contributions in excess of specified limits;
* Distributions before age 59½ (subject to certain exceptions);
* Distributions that do not conform to specified commencement and minimum distribution rules; and
* Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent to be so bound.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek qualified legal and tax advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with a qualified tax adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(b) and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $50,000 (as indexed for 2012). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b), or Roth 403(b) plan to generally no more than $17,000 (2012). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) and Roth 457(b) Plans. The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $17,000 (as indexed for 2012). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or a Roth 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
• $5,500; or
• The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional special catch-up provisions may be available for 457(b) Plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the catch-up contribution provisions referenced above. Specifically, a participant may elect to defer the larger of: the applicable dollar amount, which for 2012 is $17,000, plus the catch-up contribution limit of $5,500 (2012); or the applicable dollar amount plus the Special 457 Catch-up. For advice with respect to these catch-up provisions, please consult a qualified tax adviser.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

401(a), 401(k), 403(b) and Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
• The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
• You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
• The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
• Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of ten years or more;
• A required minimum distribution under Tax Code section 401(a)(9);
• A hardship withdrawal;
• Otherwise excludable from income; or
• Not recognized under applicable regulations as eligible for rollover.

10% Penalty Tax. The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(b) plan (or amounts from a governmental 457(b) plan that are attributable to rollovers from such plans) unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) and 403(b) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b). A partial or full distribution of purchase payments to a Roth 401(k), Roth 403(b) or Roth 457(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k), Roth 403(b) or Roth 457(b) account is defined as a distribution that meets the following requirements:

- The distribution occurs after the five-year taxable period measured from the earlier of:
  - ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code section 402A;
  - ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - ▷ The first taxable year in which you made an in-plan Roth rollover of vested non-Roth amounts otherwise eligible for distribution under the same plan; and
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may only occur upon your:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may only occur upon your:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship; or
- Termination of the plan (assets must be distribution within 1 year).

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code section 403(b)(11) may only occur upon your:
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship;
- Termination of the plan (assets must be distributed within 1 year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

457(b) and Roth 457(b) Plans. Under 457(b) and Roth 457(b) plans, distributions may not be made available to you earlier than:
- The calendar year you attain age 70½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:
- Under 401(a), 401(k), and governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2011, your entire balance must be distributed to the designated beneficiary by December 31, 2016. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans of Governmental Employers. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Wage withholding is not required on payments to designated beneficiaries.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers, and we may require additional documentation prior to processing any requested distribution.

In-Plan Roth Rollovers

Tax Code section 401(k), 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 401(k), Roth 403(b) or Roth 457(b) account), vested non-Roth amounts otherwise eligible for distribution may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account.   Amounts rolled-over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

The tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek qualified legal and tax advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
• A plan participant as a means to provide benefit payments;
• An alternate payee under a QDRO in accordance with Tax Code section 414(p); or
• The Company as collateral for a loan; or
• The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser. In some states, to the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any contract holder's spouse.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of FINRA and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with ING Financial Advisers, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with the Company and have entered into selling agreements with ING Financial Advisers, LLC for the sale of our variable annuity contracts:

- ING Financial Partners, Inc.
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through ING Financial Advisers, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 3.5% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset-based commission ranging up to 0.50%.

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premiums received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total premium payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through ING Financial Advisers, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
• Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
• Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
• Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
• Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
• Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
• Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2011, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- ING Financial Partners, Inc.
- Symetra Investment Services, Inc.
- LPL Financial Corporation
- American Portfolios Financial Services, Inc.
- Morgan Stanley Smith Barney LLC
- Walnut Street Securities, Inc.®
- Financial Network Investment Corporation
- Lincoln Financial Group
- Morgan Keegan and Company, Inc.
- Financial Telesis Inc./Jhw Financial Services Inc.
- Lincoln Investment Planning, Inc.
- NFP Securities, Inc.
- Northwestern Mutual Investment Services, LLC
- Multi-Financial Securities Corporation
- Cadaret, Grant & Co., Inc.
- Securities America, Inc.
- RBC Capital Markets, LLC
- Tower Square Securities, Inc.®
- SagePoint Financial, Inc.
- PlanMember Securities Corporation
- National Planning Corporation
- Queens Road Securities, LLC
- Royal Alliance Associates, Inc.
- ProEquities, Inc.
- Woodbury Financial Services, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

OTHER TOPICS

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts, including changes to the tables for determining the amount of income phase payments or the income phase options available, that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract, and under some contracts, to discontinue accepting payments to existing accounts. Certain changes will require the approval of appropriate state or federal regulatory authorities.

We reserve the right to amend the contract to include any future changes required to maintain the contract (and the Roth 403(b), Roth 401(k) or Roth 457(b) accounts) as a designated Roth 403(b) or Roth 401(k) annuity contract (or account) under the Tax Code, regulations, IRS rulings and requirements.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding that, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; and
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at the address listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if contributions have not been made to the account for a period of two full years and the guaranteed monthly benefit under the income phase options would be less than $20 per month. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts allocated to the Guaranteed Accumulation Account will be deposited in a nonunitized separate account established by the Company. This option may not be available in all states or in certain contracts. This Appendix is only a summary of certain facts about the Guaranteed Accumulation Account and does not include elements of the Guaranteed Accumulation Account that do not apply to the contracts offered through this prospectus. Please read the Guaranteed Accumulation Account prospectus before investing in this option. You may obtain a copy of the Guaranteed Accumulation Account prospectus by contacting us at the address or telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

General Disclosure. Amounts that you invest in the Guaranteed Accumulation Account will earn a guaranteed interest rate if amounts are left in the Guaranteed Accumulation Account for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the Guaranteed Accumulation Account, you will want to contact your local representative or the Company to learn:
• The interest rate we will apply to the amounts that you invest in the Guaranteed Accumulation Account. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into the Guaranteed Accumulation Account.
• The period of time your account dollars need to remain in the Guaranteed Accumulation Account in order to earn that rate. You are required to leave your account dollars in the Guaranteed Accumulation Account for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond to, interest rates available on fixed income investments we may buy using deposits directed to the Guaranteed Accumulation Account. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, competitive factors, and whether an interest rate lock is being offered for that guaranteed term under certain contracts. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Interest Rate Lock. Certain contracts (not including the contracts offered through this prospectus) may provide a 45 day interest rate lock in connection with external transfers into the Guaranteed Accumulation Account, which you must elect at the time you initiate the external transfer. Under this rate lock provision, we will deposit external transfers to the deposit period offering the greater of (a) and (b) where:
(a) is the guaranteed interest rate for the deposit period in effect at the time we receive the rate lock election; and
(b) is the guaranteed interest rate for the deposit period in effect at the time we receive an external transfer from your prior provider**.**

If provided for in the contract, this rate lock will be available to all external transfers received for 45 days from the date we receive a rate lock election. In the event we receive an external transfer after this 45 day time period, it will be deposited to the deposit period in effect at the time we receive the external transfer, and will earn the guaranteed interest rate for that guaranteed term. Only one rate lock may be in effect at one time per contract -- once a rate lock has been elected, that rate lock will apply to all external transfers received during that 45 day period, and you may not elect to begin a new rate lock period during that 45 day period.

Amounts subject to the rate lock will not be deposited until the external transfer has been received, and will not be credited interest until deposited. This could result in the deposit being credited interest for a shorter term than if a rate lock had not been elected. The cost of providing a rate lock may be a factor we consider when determining the guaranteed interest rate for a deposit period, which impacts the guaranteed interest rate for all investors in that guaranteed term, including investors to whom the rate lock may not be available through their contract.

Fees and Other Deductions

If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:
- Market Value Adjustment (MVA) as described in this appendix and in the Guaranteed Accumulation Account prospectus;
- Tax Penalties and/or Tax withholding - **See** "**TAX CONSIDERATIONS;**"
- Early Withdrawal Charge - **See** "**FEES;**" and/or
- Maintenance Fee - **See** "**FEES.**"

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative. Certain waivers of the MVA may also apply. See your Guaranteed Accumulation Account prospectus for further details. Generally:
- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account.
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Under contracts issued in New York, if you have elected ECO as described in "**SYSTEMATIC DISTRIBUTION OPTIONS**," no MVA applies to amounts withdrawn from the Guaranteed Accumulation Account.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
- Short-term - three years or less; and
- Long-term – 10 years or less, but greater than three years.

At the end of a guaranteed term, the contract holder or you if permitted may:
- Transfer dollars to a new guaranteed term;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The Guaranteed Accumulation Account cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the Guaranteed Accumulation Account. However, we include your account value in the Guaranteed Accumulation Account when determining the amount of your account value we may distribute as a loan.

Reinstating Amounts Withdrawn from the Guaranteed Accumulation Account. If amounts are withdrawn from the Guaranteed Accumulation Account and then reinstated in the Guaranteed Accumulation Account, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal and any taxes that were withheld may also not be refunded, unless required by law.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in "CONTRACT OVERVIEW – Questions: Contacting the Company." The number assigned to the registration statement for this offering is 333-180532.

APPENDIX II
FIXED PLUS ACCOUNT II

The Fixed Plus Account II is an investment option available during the accumulation phase under some contracts. Amounts allocated to the Fixed Plus Account II are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account II have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II has not been reviewed by the SEC.

Certain Restrictions. This option may not be available in all states or in certain contracts. We reserve the right to limit investments in or transfers to the Fixed Plus Account II. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account II for a period of up to six months, after making a written request and receiving approval from the applicable insurance commissioner.

Interest Rates. The Fixed Plus Account II guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets, and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II value as a partial withdrawal in each 12 month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**". The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option on a life-contingent basis or payments for a stated period on a fixed-only basis. We also waive the 20% limit for withdrawals due to your death. The waiver upon death may only be exercised once and must occur within six months after your date of death.

The 20% limit is also waived if the withdrawal is due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder (under some contracts it must be for an unforeseeable emergency), and the following requirements are satisfied:
- The hardship or unforeseeable emergency is certified by your employer, if applicable;
- The amount is paid directly to you; and
- The amount paid for all withdrawals due to hardship or unforeseeable emergency during the previous 12-month period does not exceed 20% of the average value of all individual accounts under the relevant contracts during that same period.

The 20% limit is also waived if the partial withdrawal is due to separation from service and the following conditions are met:
- The separation from service is documented in a form acceptable to us.
- The amount withdrawn is paid directly to you or as a direct rollover to a Tax Code section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by you; and
- The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all individual accounts under the relevant contracts during that same period.

In addition, under some contracts for 401(a) and 457(b) plans, the percentage limit is waived:
- For any in-service distribution permitted by the plan when:
  - ▷ The distribution is certified by the employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

- For the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing.

Additionally, under certain contracts, the percentage limit is waived:
- To purchase permissive past service credit under a governmental defined benefit plan.
- Due to disability as defined in the Tax Code, and when:
  - ▷ If applicable, certified by an employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals due to disability during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

We may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, as applicable, if allowed by the plan and permitted under the contract, request a full withdrawal of your account value or the value of all individual accounts, we will pay any amounts held in the Fixed Plus Account II with interest, in five annual payments equal to:
- One-fifth of the individual Fixed Plus Account II value, or the value of the sum of all individual accounts, as applicable, in the Fixed Plus Account II on the day the request is received, reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase income phase payments, or loans initiated by either by the contract holder or you during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II value 12 months later; reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase annuity payments, or loans initiated by either by the contract holder or you during the prior 12 months;
- One-third of the remaining Fixed Plus Account II value 12 months later; reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase annuity payments, or loans initiated by either by the Contract Holder or you, during the prior 12 months;
- One-half of the remaining Fixed Plus Account II value 12 months later; and reduced by any Fixed Plus Account II withdrawals, transfers, amounts used to purchase annuity payments, or loans initiated by either by the contract holder or you during the prior 12 months; and
- The balance of the Fixed Plus Account II value 12 months later.

Subject to these five year payment provisions, the contract holder may withdraw the sum of the value of all individual accounts under the contract provided that the contract holder controls the contract.

No early withdrawal charge applies to amounts withdrawn from the Fixed Plus Account II.

The contract holder or you, as applicable, may cancel a full withdrawal request from the Fixed Plus Account II at any time.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:

- When the amount in the Fixed Plus Account II is $5,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and during the previous 12 months no amounts have been withdrawn, transferred, taken as a loan (if allowed under the Contract), or used to purchase income phase payments;
- Due to a participant's death before income phase payments begin and paid within six months of the participant's death;
- Made because the Company terminated the account under the circumstances described in "OTHER TOPICS - Account Termination";
- To purchase income phase payments on a life-contingent basis or payments for a stated period on a fixed-only basis;
- Due to a participant's separation from service (provided, however, that such waiver shall not apply due to a participant's severance from employment that would not otherwise qualify as a separation from service), and when:
  - ▷ Separation from service is documented in a form acceptable to us;
  - ▷ The amount is paid directly to the participant or as a direct rollover to another Tax Code Section 403(b), 401 or governmental 457(b) plan or an Individual Retirement Account or Individual Retirement Annuity designated by the participant; and
  - ▷ The amount paid for all withdrawals due to separation from service during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period;
- Due to a participant's financial hardship or unforeseeable emergency as defined in the Tax Code, and when:
  - ▷ If applicable, certified by the employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals due to financial hardship during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

Additionally, under certain contracts we will waive the five-payment full withdrawal provision due to one or more of the following:

- For any in-service distribution permitted by the plan, when:
  - ▷ Certified by the employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

- For amounts taken as a loan in accordance with the terms of the plan. The withdrawal is made on a pro rata basis from each of the investment options in which the individual account is invested. Certain investment options may be excluded from the pro rata withdrawal requirement as directed by the participant at the time of the loan withdrawal and agreed to by the Company.

- To purchase permissive past service credit under a governmental defined benefit plan.

- Due to disability as defined in the Tax Code, and when:
  - ▷ If applicable, certified by the employer;
  - ▷ The amount is paid directly to the participant; and
  - ▷ The amount paid for all withdrawals due to disability during the previous 12 months does not exceed 20% of the average value of all individual accounts under the contract during that period.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account II to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II in each 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." We will reduce amounts allowed for transfer by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. In calculating the percentage limit on transfers, we reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II is $5,000 or less.

If you transfer 20% of your account value held in the Fixed Plus Account II in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account II during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II value under any systematic distribution option.

Income Phase. Subject to the Fixed Plus Account II full and partial withdrawal provisions, amounts accumulating under the Fixed Plus Account II can be used to fund fixed and variable payments during the income phase. The Fixed Plus Account II full and partial withdrawal provisions are waived upon the election of a lifetime annuity option or the election of a nonlifetime option on a fixed basis, but are not waived upon the election of a nonlifetime option on a variable basis. Availability of subaccounts may vary during the income phase.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II values are used for a loan.

Transfer Credits. The Company provides a transfer credit in certain circumstances. **See "CONTRACT PURCHASE AND PARTICIPATION - Transfer Credits**." The transfer credit is a specified percentage of the assets or other specified amount that is transferred to the Company under a contract that remain in the accounts for the period of time specified by the Company. We apply the transfer credit to the current value held in the Fixed Plus Account II.

APPENDIX III
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under certain exchanged contracts (contracts exchanged from prior Company contracts). Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations. This option may not be available in all states.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account during the payment period, including the minimum interest rate.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See "FEES - Early Withdrawal Charge."** When the contract is issued to replace an existing contract issued to the plan by the Company, the time basis for measuring the applicable withdrawal charge will reflect the number of years between the effective date of individual accounts under the previous contract and the date of the withdrawal.

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account each calendar year. We determine the amount available for transfer based on your Fixed Account value as of the date we receive the transfer request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The 10% limit does not apply to amounts being transferred into the Fixed Plus Account II (if available under the contract).

Contract Loans. If available under your plan, contract loans may be made from account values held in the Fixed Account.

APPENDIX IV
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT UNDER AN ANNUITY CONTRACT

For Plans under Section 403(b) and 401 of the Code, including Roth 403(b) and Roth 401(k) (Except Most Voluntary Section 403(b) Plans)*

The employer has adopted a plan under Internal Revenue Code Sections 403(b), Roth 403(b), 401(a), 401(k), or Roth 401(k), ("Plan") and has purchased an ING Life Insurance and Annuity Company ("Company") group variable annuity contract ("contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the contract holder, as the participant's agent for the purposes of all transactions under the contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:
- The participant owns the value of his/her Employee Account subject to the restrictions of Sections 403(b), 401(a) and 401(k) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Section 403(b), 401(a) and 401(k) the participant has ownership in the value of his/her Employer Account.
- The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.
- The employer may permit the participant to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the contract. Without the employer's written permission, the participant will be unable to make any investment selections under the contract.
- On behalf of the participant, the employer may request a loan in accordance with the terms of the contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.
- In the event of the participant's death, the employer is the named Beneficiary under the terms of the contract. The participant has the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

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* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See "TAX CONSIDERATIONS - Distributions - Eligibility - 403(b) and Roth 403(b) Plans."** See the contract or your certificate (if applicable) to determine who holds rights under the contract.

APPENDIX V
DESCRIPTION OF UNDERLYING FUNDS

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed on the first page of this summary by accessing the SEC's website or by contacting the SEC Public Reference Branch. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Alger Green Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
American Century® Inflation-Adjusted Bond Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investment in inflation-indexed securities.
American Mutual Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to strive for the balanced accomplishment of three objectives: current income, growth of capital and conservation of principal.
Ariel Fund **Investment Adviser:** Ariel Capital Management, LLC	Seeks long-term capital appreciation by investing in undervalued companies that show strong potential for growth.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Artisan International Fund **Investment Adviser:** Artisan Partners Limited Partnership	Seeks maximum long-term capital growth.
Aston/Fairpointe Mid Cap Fund **Investment Adviser:** Aston Asset Management LP **Subadviser:** Fairpointe Capital LLC	Seeks long-term total return through capital appreciation by investing primarily in common and preferred stocks and convertible securities.
Columbia Mid Cap Value Fund **Investment Adviser:** Columbia Management Advisers, LLC	Seeks long-term capital appreciation.
EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to provide long-term growth of capital.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** FMR Co., Inc. ("FMRC") and other investment advisers	Seeks long-term capital appreciation.
Franklin Small Cap Value Securities Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.
Fundamental Investors[SM] **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to achieve long-term growth of capital and income.
ING American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.
ING BlackRock Science and Technology Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Clarion Real Estate Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** CBRE Clarion Securities LLC	A *non-diversified* Portfolio that seeks total return including capital appreciation and current income.
ING Global Resources Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	A *non-diversified* Portfolio that seeks long-term capital appreciation.
ING Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Index Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Index Solution 2015 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Index Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Index Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Index Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Index Solution 2055 Portfolio **Investment Adviser:** Directed Services LLC **Consultant:** Investment Committee	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Intermediate Bond Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING International Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
ING Invesco Van Kampen Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
ING Invesco Van Kampen Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
ING JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital growth.
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Money Market Portfolio* **Investment Adviser:** ING Investments, LLC **Subadviser**: ING Investment Management Co. LLC *** There is no guarantee that the ING Money Market Portfolio subaccount will have a positive or level return.**	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING PIMCO Total Return Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Pioneer High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Russell[TM] Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200[®] Index.
ING Russell[TM] Mid Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap[®] Index.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING SmallCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser**: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Thornburg Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Thornburg Investment Management, Inc.	Seeks long-term capital appreciation, and secondarily, current income.
ING U.S. Bond Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays Capital U.S. Aggregate Bond Index.
ING U.S. Stock Index Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks total return.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Invesco Mid Cap Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Parnassus Equity Income Fund **Investment Adviser:** Parnassus Investments	Seeks to achieve both capital appreciation and current income by investing primarily in a diversified portfolio of equity securities.
Templeton Global Bond Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks current income with capital appreciation and growth of income.
The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide growth of capital.
USAA Precious Metals and Minerals Fund **Investment Adviser:** USAA Asset Management Company	A *non-diversified* fund that seeks long-term capital appreciation and to protect the purchasing power of your capital against inflation.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

APPENDIX VI
CONDENSED FINANCIAL INFORMATION

INDEX

APPENDIX VI
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2011, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2011, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2011 are not reflected in the following information.

TABLE 1

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2011
ALGER GREEN FUND	
Value at beginning of period	$14.13
Value at end of period	$13.29
Number of accumulation units outstanding at end of period	6,117
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND	
Value at beginning of period	$11.23
Value at end of period	$12.60
Number of accumulation units outstanding at end of period	142,894
AMERICAN MUTUAL FUND®	
(Funds were first received in this option during September 2011)	
Value at beginning of period	$9.67
Value at end of period	$10.54
Number of accumulation units outstanding at end of period	88
ARIEL FUND	
Value at beginning of period	$17.24
Value at end of period	$15.17
Number of accumulation units outstanding at end of period	2,131
ARTISAN INTERNATIONAL FUND	
Value at beginning of period	$8.43
Value at end of period	$7.76
Number of accumulation units outstanding at end of period	3,213
ASTON/FAIRPOINTE MID CAP FUND	
Value at beginning of period	$11.75
Value at end of period	$10.90
Number of accumulation units outstanding at end of period	5,735
COLUMBIA MID CAP VALUE FUND	
Value at beginning of period	$9.77
Value at end of period	$9.28
Number of accumulation units outstanding at end of period	6,347
EUROPACIFIC GROWTH FUND®	
Value at beginning of period	$17.42
Value at end of period	$14.94
Number of accumulation units outstanding at end of period	1,019,992
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
Value at beginning of period	$20.13
Value at end of period	$19.48
Number of accumulation units outstanding at end of period	1,137,377

Condensed Financial Information (continued)

	2011
FRANKLIN SMALL CAP VALUE SECURITIES FUND	
Value at beginning of period	$19.71
Value at end of period	$18.83
Number of accumulation units outstanding at end of period	188,458
FUNDAMENTAL INVESTORS[SM]	
Value at beginning of period	$9.16
Value at end of period	$8.92
Number of accumulation units outstanding at end of period	204,466
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$5.48
Value at end of period	$4.87
Number of accumulation units outstanding at end of period	284,725
ING CLARION REAL ESTATE PORTFOLIO	
Value at beginning of period	$10.53
Value at end of period	$11.45
Number of accumulation units outstanding at end of period	179,483
ING GLOBAL RESOURCES PORTFOLIO	
Value at beginning of period	$13.06
Value at end of period	$11.78
Number of accumulation units outstanding at end of period	300,929
ING GROWTH AND INCOME PORTFOLIO	
Value at beginning of period	$9.96
Value at end of period	$9.86
Number of accumulation units outstanding at end of period	1,303,429
ING INTERMEDIATE BOND PORTFOLIO	
Value at beginning of period	$17.51
Value at end of period	$18.69
Number of accumulation units outstanding at end of period	349,205
ING INTERNATIONAL INDEX PORTFOLIO	
Value at beginning of period	$8.06
Value at end of period	$7.03
Number of accumulation units outstanding at end of period	94,695
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO	
Value at beginning of period	$13.07
Value at end of period	$12.83
Number of accumulation units outstanding at end of period	411,802
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO	
Value at beginning of period	$12.00
Value at end of period	$11.65
Number of accumulation units outstanding at end of period	90,259
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO	
Value at beginning of period	$24.50
Value at end of period	$19.87
Number of accumulation units outstanding at end of period	12,573
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO	
Value at beginning of period	$14.15
Value at end of period	$13.85
Number of accumulation units outstanding at end of period	14,260

Condensed Financial Information (continued)

2011

ING MIDCAP OPPORTUNITIES PORTFOLIO
Value at beginning of period — $17.20
Value at end of period — $16.99
Number of accumulation units outstanding at end of period — 149,790

ING MONEY MARKET PORTFOLIO
Value at beginning of period — $13.27
Value at end of period — $13.18
Number of accumulation units outstanding at end of period — 935,309

ING OPPENHEIMER GLOBAL PORTFOLIO
Value at beginning of period — $14.13
Value at end of period — $12.88
Number of accumulation units outstanding at end of period — 902,391

ING PIONEER HIGH YIELD PORTFOLIO
Value at beginning of period — $15.34
Value at end of period — $15.12
Number of accumulation units outstanding at end of period — 34,580

ING RUSSELL™ LARGE CAP INDEX PORTFOLIO
Value at beginning of period — $9.09
Value at end of period — $9.25
Number of accumulation units outstanding at end of period — 37,050

ING RUSSELL™ MID CAP INDEX PORTFOLIO
Value at beginning of period — $10.26
Value at end of period — $9.99
Number of accumulation units outstanding at end of period — 14,155

ING RUSSELL™ SMALL CAP INDEX PORTFOLIO
Value at beginning of period — $10.99
Value at end of period — $10.48
Number of accumulation units outstanding at end of period — 9,278

ING SMALLCAP OPPORTUNITIES PORTFOLIO
Value at beginning of period — $11.09
Value at end of period — $11.10
Number of accumulation units outstanding at end of period — 16,464

ING SMALL COMPANY PORTFOLIO
Value at beginning of period — $21.90
Value at end of period — $21.19
Number of accumulation units outstanding at end of period — 174,448

ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO
Value at beginning of period — $13.93
Value at end of period — $14.22
Number of accumulation units outstanding at end of period — 2,868,974

ING T. ROWE PRICE EQUITY INCOME PORTFOLIO
Value at beginning of period — $16.70
Value at end of period — $16.43
Number of accumulation units outstanding at end of period — 50,329

ING TEMPLETON FOREIGN EQUITY PORTFOLIO
Value at beginning of period — $8.94
Value at end of period — $7.81
Number of accumulation units outstanding at end of period — 105,300

ING THORNBURG VALUE PORTFOLIO
Value at beginning of period — $12.83
Value at end of period — $11.06
Number of accumulation units outstanding at end of period — 103,688

Condensed Financial Information (continued)

	2011
ING U.S. BOND INDEX PORTFOLIO	
Value at beginning of period	$11.31
Value at end of period	$12.04
Number of accumulation units outstanding at end of period	29,210
ING U.S. STOCK INDEX PORTFOLIO	
Value at beginning of period	$12.18
Value at end of period	$12.30
Number of accumulation units outstanding at end of period	2,966
INVESCO MID CAP CORE EQUITY FUND	
Value at beginning of period	$13.74
Value at end of period	$12.79
Number of accumulation units outstanding at end of period	1,408
TEMPLETON GLOBAL BOND FUND	
Value at beginning of period	$28.91
Value at end of period	$28.02
Number of accumulation units outstanding at end of period	891,261
THE GROWTH FUND OF AMERICA®	
Value at beginning of period	$13.41
Value at end of period	$12.67
Number of accumulation units outstanding at end of period	1,226,026
USAA PRECIOUS METALS AND MINERALS FUND	
(Funds were first received in this option during May 2011)	
Value at beginning of period	$9.81
Value at end of period	$8.76
Number of accumulation units outstanding at end of period	48,109
WANGER SELECT	
Value at beginning of period	$16.96
Value at end of period	$13.86
Number of accumulation units outstanding at end of period	347,803
WANGER USA	
Value at beginning of period	$14.86
Value at end of period	$14.23
Number of accumulation units outstanding at end of period	126,160

TABLE 2
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2011
ALGER GREEN FUND	
Value at beginning of period	$14.09
Value at end of period	$13.22
Number of accumulation units outstanding at end of period	5,954
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND	
Value at beginning of period	$11.20
Value at end of period	$12.53
Number of accumulation units outstanding at end of period	94,773

Condensed Financial Information (continued)

	2011
AMERICAN MUTUAL FUND®	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$10.34
Value at end of period	$10.52
Number of accumulation units outstanding at end of period	12
ARIEL FUND	
Value at beginning of period	$11.56
Value at end of period	$10.15
Number of accumulation units outstanding at end of period	9,880
ARTISAN INTERNATIONAL FUND	
Value at beginning of period	$8.37
Value at end of period	$7.69
Number of accumulation units outstanding at end of period	22,314
ASTON/FAIRPOINTE MID CAP FUND	
Value at beginning of period	$11.74
Value at end of period	$10.86
Number of accumulation units outstanding at end of period	28,312
COLUMBIA MID CAP VALUE FUND	
Value at beginning of period	$9.72
Value at end of period	$9.21
Number of accumulation units outstanding at end of period	12,903
EUROPACIFIC GROWTH FUND®	
Value at beginning of period	$17.19
Value at end of period	$14.71
Number of accumulation units outstanding at end of period	606,669
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
Value at beginning of period	$30.55
Value at end of period	$29.50
Number of accumulation units outstanding at end of period	1,130,087
FRANKLIN SMALL CAP VALUE SECURITIES FUND	
Value at beginning of period	$19.34
Value at end of period	$18.44
Number of accumulation units outstanding at end of period	205,528
FUNDAMENTAL INVESTORS℠	
Value at beginning of period	$9.11
Value at end of period	$8.85
Number of accumulation units outstanding at end of period	225,832
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$10.97
Value at end of period	$11.08
Number of accumulation units outstanding at end of period	48
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$5.36
Value at end of period	$4.76
Number of accumulation units outstanding at end of period	255,801
ING CLARION REAL ESTATE PORTFOLIO	
Value at beginning of period	$10.43
Value at end of period	$11.32
Number of accumulation units outstanding at end of period	180,241

CFI 5

Condensed Financial Information (continued)

	2011
ING GLOBAL RESOURCES PORTFOLIO	
Value at beginning of period	$12.95
Value at end of period	$11.66
Number of accumulation units outstanding at end of period	453,274
ING GROWTH AND INCOME PORTFOLIO	
Value at beginning of period	$16.05
Value at end of period	$15.86
Number of accumulation units outstanding at end of period	1,861,396
ING INDEX SOLUTION 2015 PORTFOLIO	
(Funds were first received in this option during December 2011)	
Value at beginning of period	$12.83
Value at end of period	$13.08
Number of accumulation units outstanding at end of period	157
ING INDEX SOLUTION 2025 PORTFOLIO	
(Funds were first received in this option during October 2011)	
Value at beginning of period	$13.93
Value at end of period	$13.48
Number of accumulation units outstanding at end of period	666
ING INDEX SOLUTION 2035 PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$13.76
Value at end of period	$13.63
Number of accumulation units outstanding at end of period	300
ING INDEX SOLUTION 2045 PORTFOLIO	
(Funds were first received in this option during October 2011)	
Value at beginning of period	$13.95
Value at end of period	$13.94
Number of accumulation units outstanding at end of period	455
ING INDEX SOLUTION 2055 PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$11.10
Value at end of period	$10.98
Number of accumulation units outstanding at end of period	35
ING INTERMEDIATE BOND PORTFOLIO	
Value at beginning of period	$19.65
Value at end of period	$20.93
Number of accumulation units outstanding at end of period	571,135
ING INTERNATIONAL INDEX PORTFOLIO	
Value at beginning of period	$8.02
Value at end of period	$6.98
Number of accumulation units outstanding at end of period	125,263
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO	
Value at beginning of period	$13.05
Value at end of period	$12.79
Number of accumulation units outstanding at end of period	836,002
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO	
Value at beginning of period	$11.87
Value at end of period	$11.50
Number of accumulation units outstanding at end of period	99,288

Condensed Financial Information (continued)

	2011
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO	
Value at beginning of period	$24.22
Value at end of period	$19.61
Number of accumulation units outstanding at end of period	88,188
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO	
Value at beginning of period	$13.99
Value at end of period	$13.67
Number of accumulation units outstanding at end of period	49,291
ING LARGE CAP GROWTH PORTFOLIO	
(Funds were first received in this option during October 2011)	
Value at beginning of period	$11.86
Value at end of period	$11.79
Number of accumulation units outstanding at end of period	436
ING MIDCAP OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$16.88
Value at end of period	$16.64
Number of accumulation units outstanding at end of period	104,620
ING MONEY MARKET PORTFOLIO	
Value at beginning of period	$14.13
Value at end of period	$14.00
Number of accumulation units outstanding at end of period	707,063
ING OPPENHEIMER GLOBAL PORTFOLIO	
Value at beginning of period	$14.11
Value at end of period	$12.84
Number of accumulation units outstanding at end of period	1,437,522
ING PIMCO TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$10.17
Value at end of period	$10.29
Number of accumulation units outstanding at end of period	314
ING PIONEER HIGH YIELD PORTFOLIO	
Value at beginning of period	$15.20
Value at end of period	$14.95
Number of accumulation units outstanding at end of period	78,885
ING PIONEER MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$9.61
Value at end of period	$9.54
Number of accumulation units outstanding at end of period	3
ING RUSSELL ™ LARGE CAP INDEX PORTFOLIO	
Value at beginning of period	$9.04
Value at end of period	$9.19
Number of accumulation units outstanding at end of period	94,922
ING RUSSELL ™ MID CAP INDEX PORTFOLIO	
Value at beginning of period	$10.20
Value at end of period	$9.92
Number of accumulation units outstanding at end of period	35,014
ING RUSSELL ™ SMALL CAP INDEX PORTFOLIO	
Value at beginning of period	$10.93
Value at end of period	$10.40
Number of accumulation units outstanding at end of period	17,258

Condensed Financial Information (continued)

	2011
ING SMALLCAP OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$10.88
Value at end of period	$10.87
Number of accumulation units outstanding at end of period	72,009
ING SMALL COMPANY PORTFOLIO	
Value at beginning of period	$31.98
Value at end of period	$30.89
Number of accumulation units outstanding at end of period	137,528
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO	
Value at beginning of period	$13.77
Value at end of period	$14.03
Number of accumulation units outstanding at end of period	1,109,412
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO	
Value at beginning of period	$16.40
Value at end of period	$16.10
Number of accumulation units outstanding at end of period	163,826
ING TEMPLETON FOREIGN EQUITY PORTFOLIO	
Value at beginning of period	$8.89
Value at end of period	$7.75
Number of accumulation units outstanding at end of period	275,242
ING THORNBURG VALUE PORTFOLIO	
Value at beginning of period	$18.41
Value at end of period	$15.85
Number of accumulation units outstanding at end of period	113,522
ING U.S. BOND INDEX PORTFOLIO	
Value at beginning of period	$11.25
Value at end of period	$11.95
Number of accumulation units outstanding at end of period	36,942
ING U.S. STOCK INDEX PORTFOLIO	
Value at beginning of period	$12.02
Value at end of period	$12.12
Number of accumulation units outstanding at end of period	2,666
INVESCO MID CAP CORE EQUITY FUND	
Value at beginning of period	$13.70
Value at end of period	$12.72
Number of accumulation units outstanding at end of period	12,716
TEMPLETON GLOBAL BOND FUND	
Value at beginning of period	$19.06
Value at end of period	$18.44
Number of accumulation units outstanding at end of period	699,955
THE GROWTH FUND OF AMERICA®	
Value at beginning of period	$13.24
Value at end of period	$12.47
Number of accumulation units outstanding at end of period	1,014,665
USAA PRECIOUS METALS AND MINERALS FUND	
(Funds were first received in this option during May 2011)	
Value at beginning of period	$9.70
Value at end of period	$8.75
Number of accumulation units outstanding at end of period	43,049

Condensed Financial Information (continued)

	2011
WANGER SELECT	
Value at beginning of period	$16.74
Value at end of period	$13.65
Number of accumulation units outstanding at end of period	229,080
WANGER USA	
Value at beginning of period	$14.66
Value at end of period	$14.01
Number of accumulation units outstanding at end of period	79,950

TABLE 3
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.00%
(Selected data for accumulation units outstanding throughout each period)

	2011
ALGER GREEN FUND	
Value at beginning of period	$14.07
Value at end of period	$13.21
Number of accumulation units outstanding at end of period	25,734
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND	
Value at beginning of period	$11.19
Value at end of period	$12.52
Number of accumulation units outstanding at end of period	419,596
AMERICAN MUTUAL FUND®	
(Funds were first received in this option during July 2011)	
Value at beginning of period	$10.82
Value at end of period	$10.51
Number of accumulation units outstanding at end of period	267
ARIEL FUND	
Value at beginning of period	$11.56
Value at end of period	$10.15
Number of accumulation units outstanding at end of period	21,326
ARTISAN INTERNATIONAL FUND	
Value at beginning of period	$8.35
Value at end of period	$7.67
Number of accumulation units outstanding at end of period	67,626
ASTON/FAIRPOINTE MID CAP FUND	
Value at beginning of period	$11.73
Value at end of period	$10.85
Number of accumulation units outstanding at end of period	151,639
COLUMBIA MID CAP VALUE FUND	
Value at beginning of period	$9.70
Value at end of period	$9.20
Number of accumulation units outstanding at end of period	75,847
EUROPACIFIC GROWTH FUND®	
Value at beginning of period	$17.13
Value at end of period	$14.65
Number of accumulation units outstanding at end of period	2,878,122

Condensed Financial Information (continued)

	2011
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
Value at beginning of period	$30.33
Value at end of period	$29.27
Number of accumulation units outstanding at end of period	3,164,441
FRANKLIN SMALL CAP VALUE SECURITIES FUND	
Value at beginning of period	$19.25
Value at end of period	$18.34
Number of accumulation units outstanding at end of period	713,462
FUNDAMENTAL INVESTORS^{SM}	
Value at beginning of period	$9.10
Value at end of period	$8.84
Number of accumulation units outstanding at end of period	649,765
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$5.34
Value at end of period	$4.73
Number of accumulation units outstanding at end of period	1,134,019
ING CLARION REAL ESTATE PORTFOLIO	
Value at beginning of period	$10.41
Value at end of period	$11.29
Number of accumulation units outstanding at end of period	733,225
ING GLOBAL RESOURCES PORTFOLIO	
Value at beginning of period	$12.93
Value at end of period	$11.63
Number of accumulation units outstanding at end of period	1,233,632
ING GROWTH AND INCOME PORTFOLIO	
Value at beginning of period	$15.94
Value at end of period	$15.74
Number of accumulation units outstanding at end of period	3,122,470
ING INDEX SOLUTION 2015 PORTFOLIO	
(Funds were first received in this option during July 2011)	
Value at beginning of period	$13.58
Value at end of period	$13.07
Number of accumulation units outstanding at end of period	372
ING INDEX SOLUTION 2025 PORTFOLIO	
(Funds were first received in this option during July 2011)	
Value at beginning of period	$14.52
Value at end of period	$13.47
Number of accumulation units outstanding at end of period	420
ING INDEX SOLUTION 2035 PORTFOLIO	
(Funds were first received in this option during July 2011)	
Value at beginning of period	$15.01
Value at end of period	$13.62
Number of accumulation units outstanding at end of period	65
ING INTERMEDIATE BOND PORTFOLIO	
Value at beginning of period	$19.50
Value at end of period	$20.77
Number of accumulation units outstanding at end of period	1,403,969
ING INTERNATIONAL INDEX PORTFOLIO	
Value at beginning of period	$8.01
Value at end of period	$6.97
Number of accumulation units outstanding at end of period	320,786

CFI 10

Condensed Financial Information (continued)

	2011
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO	
Value at beginning of period	$13.01
Value at end of period	$12.74
Number of accumulation units outstanding at end of period	2,112,686
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO	
Value at beginning of period	$11.83
Value at end of period	$11.46
Number of accumulation units outstanding at end of period	279,345
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO	
Value at beginning of period	$24.15
Value at end of period	$19.55
Number of accumulation units outstanding at end of period	159,498
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO	
Value at beginning of period	$13.95
Value at end of period	$13.62
Number of accumulation units outstanding at end of period	51,309
ING LARGE CAP GROWTH PORTFOLIO	
(Funds were first received in this option during July 2011)	
Value at beginning of period	$12.64
Value at end of period	$11.78
Number of accumulation units outstanding at end of period	1,230
ING MIDCAP OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$16.80
Value at end of period	$16.55
Number of accumulation units outstanding at end of period	331,079
ING MONEY MARKET PORTFOLIO	
Value at beginning of period	$14.03
Value at end of period	$13.89
Number of accumulation units outstanding at end of period	3,191,766
ING OPPENHEIMER GLOBAL PORTFOLIO	
Value at beginning of period	$14.07
Value at end of period	$12.80
Number of accumulation units outstanding at end of period	3,801,021
ING PIMCO TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during July 2011)	
Value at beginning of period	$10.29
Value at end of period	$10.28
Number of accumulation units outstanding at end of period	452
ING PIONEER HIGH YIELD PORTFOLIO	
Value at beginning of period	$15.17
Value at end of period	$14.91
Number of accumulation units outstanding at end of period	198,670
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO	
Value at beginning of period	$9.03
Value at end of period	$9.17
Number of accumulation units outstanding at end of period	215,476
ING RUSSELL™ MID CAP INDEX PORTFOLIO	
Value at beginning of period	$10.19
Value at end of period	$9.90
Number of accumulation units outstanding at end of period	173,172

Condensed Financial Information (continued)

	2011
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO	
Value at beginning of period	$10.92
Value at end of period	$10.39
Number of accumulation units outstanding at end of period	173,908
ING SMALLCAP OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$10.83
Value at end of period	$10.81
Number of accumulation units outstanding at end of period	341,819
ING SMALL COMPANY PORTFOLIO	
Value at beginning of period	$31.76
Value at end of period	$30.67
Number of accumulation units outstanding at end of period	521,379
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO	
Value at beginning of period	$13.73
Value at end of period	$13.99
Number of accumulation units outstanding at end of period	4,342,117
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO	
Value at beginning of period	$16.34
Value at end of period	$16.04
Number of accumulation units outstanding at end of period	393,593
ING TEMPLETON FOREIGN EQUITY PORTFOLIO	
Value at beginning of period	$8.88
Value at end of period	$7.74
Number of accumulation units outstanding at end of period	1,000,279
ING THORNBURG VALUE PORTFOLIO	
Value at beginning of period	$18.28
Value at end of period	$15.72
Number of accumulation units outstanding at end of period	474,212
ING U.S. BOND INDEX PORTFOLIO	
Value at beginning of period	$11.24
Value at end of period	$11.93
Number of accumulation units outstanding at end of period	79,019
ING U.S. STOCK INDEX PORTFOLIO	
Value at beginning of period	$11.98
Value at end of period	$12.07
Number of accumulation units outstanding at end of period	21,652
INVESCO MID CAP CORE EQUITY FUND	
Value at beginning of period	$16.69
Value at end of period	$15.49
Number of accumulation units outstanding at end of period	35,891
TEMPLETON GLOBAL BOND FUND	
Value at beginning of period	$19.00
Value at end of period	$18.37
Number of accumulation units outstanding at end of period	2,540,197
THE GROWTH FUND OF AMERICA®	
Value at beginning of period	$13.19
Value at end of period	$12.43
Number of accumulation units outstanding at end of period	3,449,060

Condensed Financial Information (continued)

	2011
USAA PRECIOUS METALS AND MINERALS FUND	
(Funds were first received in this option during May 2011)	
Value at beginning of period	$9.81
Value at end of period	$8.75
Number of accumulation units outstanding at end of period	110,537
WANGER SELECT	
Value at beginning of period	$16.68
Value at end of period	$13.59
Number of accumulation units outstanding at end of period	928,404
WANGER USA	
Value at beginning of period	$14.61
Value at end of period	$13.96
Number of accumulation units outstanding at end of period	866,682

TABLE 4

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.10%
(Selected data for accumulation units outstanding throughout each period)

	2011
ALGER GREEN FUND	
Value at beginning of period	$14.05
Value at end of period	$13.17
Number of accumulation units outstanding at end of period	669
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND	
Value at beginning of period	$11.17
Value at end of period	$12.48
Number of accumulation units outstanding at end of period	13,100
ARIEL FUND	
Value at beginning of period	$11.55
Value at end of period	$10.13
Number of accumulation units outstanding at end of period	2,226
ARTISAN INTERNATIONAL FUND	
Value at beginning of period	$8.32
Value at end of period	$7.63
Number of accumulation units outstanding at end of period	1,717
ASTON/FAIRPOINTE MID CAP FUND	
Value at beginning of period	$11.72
Value at end of period	$10.84
Number of accumulation units outstanding at end of period	2,133
COLUMBIA MID CAP VALUE FUND	
Value at beginning of period	$9.68
Value at end of period	$9.16
Number of accumulation units outstanding at end of period	1,943
EUROPACIFIC GROWTH FUND®	
Value at beginning of period	$17.02
Value at end of period	$14.54
Number of accumulation units outstanding at end of period	68,024

CFI 13

Condensed Financial Information (continued)

	2011
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
Value at beginning of period	$29.88
Value at end of period	$28.81
Number of accumulation units outstanding at end of period	234,868
FRANKLIN SMALL CAP VALUE SECURITIES FUND	
Value at beginning of period	$19.07
Value at end of period	$18.15
Number of accumulation units outstanding at end of period	33,412
FUNDAMENTAL INVESTORS^{SM}	
Value at beginning of period	$9.08
Value at end of period	$8.80
Number of accumulation units outstanding at end of period	32,043
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$10.79
Value at end of period	$11.05
Number of accumulation units outstanding at end of period	85
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$5.28
Value at end of period	$4.68
Number of accumulation units outstanding at end of period	51,353
ING CLARION REAL ESTATE PORTFOLIO	
Value at beginning of period	$10.36
Value at end of period	$11.22
Number of accumulation units outstanding at end of period	16,742
ING GLOBAL RESOURCES PORTFOLIO	
Value at beginning of period	$12.87
Value at end of period	$11.57
Number of accumulation units outstanding at end of period	64,177
ING GROWTH AND INCOME PORTFOLIO	
Value at beginning of period	$15.71
Value at end of period	$15.49
Number of accumulation units outstanding at end of period	227,292
ING INTERMEDIATE BOND PORTFOLIO	
Value at beginning of period	$19.22
Value at end of period	$20.44
Number of accumulation units outstanding at end of period	92,326
ING INTERNATIONAL INDEX PORTFOLIO	
Value at beginning of period	$7.99
Value at end of period	$6.94
Number of accumulation units outstanding at end of period	23,367
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO	
Value at beginning of period	$12.93
Value at end of period	$12.65
Number of accumulation units outstanding at end of period	246,727
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO	
Value at beginning of period	$11.76
Value at end of period	$11.38
Number of accumulation units outstanding at end of period	8,393

Condensed Financial Information (continued)

	2011
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO	
Value at beginning of period	$24.02
Value at end of period	$19.41
Number of accumulation units outstanding at end of period	17,635
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO	
Value at beginning of period	$13.87
Value at end of period	$13.53
Number of accumulation units outstanding at end of period	2,634
ING MIDCAP OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$16.64
Value at end of period	$16.38
Number of accumulation units outstanding at end of period	20,661
ING MONEY MARKET PORTFOLIO	
Value at beginning of period	$13.83
Value at end of period	$13.68
Number of accumulation units outstanding at end of period	189,340
ING OPPENHEIMER GLOBAL PORTFOLIO	
Value at beginning of period	$13.99
Value at end of period	$12.71
Number of accumulation units outstanding at end of period	357,520
ING PIONEER HIGH YIELD PORTFOLIO	
Value at beginning of period	$15.10
Value at end of period	$14.82
Number of accumulation units outstanding at end of period	10,056
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO	
Value at beginning of period	$9.01
Value at end of period	$9.14
Number of accumulation units outstanding at end of period	14,946
ING RUSSELL™ MID CAP INDEX PORTFOLIO	
Value at beginning of period	$10.16
Value at end of period	$9.86
Number of accumulation units outstanding at end of period	4,014
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO	
Value at beginning of period	$10.89
Value at end of period	$10.35
Number of accumulation units outstanding at end of period	5,463
ING SMALLCAP OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$10.73
Value at end of period	$10.70
Number of accumulation units outstanding at end of period	10,401
ING SMALL COMPANY PORTFOLIO	
Value at beginning of period	$31.33
Value at end of period	$30.22
Number of accumulation units outstanding at end of period	27,295
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO	
Value at beginning of period	$13.65
Value at end of period	$13.89
Number of accumulation units outstanding at end of period	131,986
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO	
Value at beginning of period	$16.22
Value at end of period	$15.90
Number of accumulation units outstanding at end of period	53,577

Condensed Financial Information (continued)

	2011
ING TEMPLETON FOREIGN EQUITY PORTFOLIO	
Value at beginning of period	$8.85
Value at end of period	$7.71
Number of accumulation units outstanding at end of period	55,304
ING THORNBURG VALUE PORTFOLIO	
Value at beginning of period	$18.01
Value at end of period	$15.48
Number of accumulation units outstanding at end of period	38,844
ING U.S. BOND INDEX PORTFOLIO	
Value at beginning of period	$11.21
Value at end of period	$11.88
Number of accumulation units outstanding at end of period	13,006
INVESCO MID CAP CORE EQUITY FUND	
Value at beginning of period	$13.66
Value at end of period	$12.67
Number of accumulation units outstanding at end of period	1,395
TEMPLETON GLOBAL BOND FUND	
Value at beginning of period	$18.87
Value at end of period	$18.23
Number of accumulation units outstanding at end of period	44,116
THE GROWTH FUND OF AMERICA®	
Value at beginning of period	$13.10
Value at end of period	$12.33
Number of accumulation units outstanding at end of period	127,160
USAA PRECIOUS METALS AND MINERALS FUND (Funds were first received in this option during July 2011)	
Value at beginning of period	$10.65
Value at end of period	$8.74
Number of accumulation units outstanding at end of period	5,804
WANGER SELECT	
Value at beginning of period	$16.57
Value at end of period	$13.49
Number of accumulation units outstanding at end of period	22,873
WANGER USA	
Value at beginning of period	$14.51
Value at end of period	$13.85
Number of accumulation units outstanding at end of period	19,229

TABLE 5
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2011
ALGER GREEN FUND	
Value at beginning of period	$14.02
Value at end of period	$13.12
Number of accumulation units outstanding at end of period	3,363

CFI 16

Condensed Financial Information (continued)

	2011
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND	
Value at beginning of period	$11.14
Value at end of period	$12.43
Number of accumulation units outstanding at end of period	49,936
AMERICAN MUTUAL FUND®	
(Funds were first received in this option during December 2011)	
Value at beginning of period	$10.11
Value at end of period	$10.48
Number of accumulation units outstanding at end of period	17
ARIEL FUND	
Value at beginning of period	$11.54
Value at end of period	$10.10
Number of accumulation units outstanding at end of period	2,015
ARTISAN INTERNATIONAL FUND	
Value at beginning of period	$8.27
Value at end of period	$7.58
Number of accumulation units outstanding at end of period	17,882
ASTON/FAIRPOINTE MID CAP FUND	
Value at beginning of period	$11.71
Value at end of period	$10.81
Number of accumulation units outstanding at end of period	10,039
COLUMBIA MID CAP VALUE FUND	
Value at beginning of period	$9.64
Value at end of period	$9.11
Number of accumulation units outstanding at end of period	7,209
EUROPACIFIC GROWTH FUND®	
Value at beginning of period	$16.85
Value at end of period	$14.38
Number of accumulation units outstanding at end of period	220,058
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
Value at beginning of period	$29.24
Value at end of period	$28.14
Number of accumulation units outstanding at end of period	318,801
FRANKLIN SMALL CAP VALUE SECURITIES FUND	
Value at beginning of period	$18.80
Value at end of period	$17.87
Number of accumulation units outstanding at end of period	71,483
FUNDAMENTAL INVESTORSSM	
Value at beginning of period	$9.04
Value at end of period	$8.76
Number of accumulation units outstanding at end of period	62,132
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$5.19
Value at end of period	$4.59
Number of accumulation units outstanding at end of period	104,860
ING CLARION REAL ESTATE PORTFOLIO	
Value at beginning of period	$10.29
Value at end of period	$11.13
Number of accumulation units outstanding at end of period	70,155

Condensed Financial Information (continued)

	2011
ING GLOBAL RESOURCES PORTFOLIO	
Value at beginning of period	$12.79
Value at end of period	$11.48
Number of accumulation units outstanding at end of period	141,309
ING GROWTH AND INCOME PORTFOLIO	
Value at beginning of period	$15.36
Value at end of period	$15.13
Number of accumulation units outstanding at end of period	105,339
ING INTERMEDIATE BOND PORTFOLIO	
Value at beginning of period	$18.80
Value at end of period	$19.97
Number of accumulation units outstanding at end of period	118,941
ING INTERNATIONAL INDEX PORTFOLIO	
Value at beginning of period	$7.96
Value at end of period	$6.90
Number of accumulation units outstanding at end of period	35,819
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO	
Value at beginning of period	$12.80
Value at end of period	$12.50
Number of accumulation units outstanding at end of period	261,317
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO	
Value at beginning of period	$11.66
Value at end of period	$11.27
Number of accumulation units outstanding at end of period	34,068
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO	
Value at beginning of period	$23.81
Value at end of period	$19.22
Number of accumulation units outstanding at end of period	34,444
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO	
Value at beginning of period	$13.75
Value at end of period	$13.40
Number of accumulation units outstanding at end of period	11,506
ING LARGE CAP GROWTH PORTFOLIO	
(Funds were first received in this option during October 2011)	
Value at beginning of period	$11.94
Value at end of period	$11.73
Number of accumulation units outstanding at end of period	2
ING MIDCAP OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$16.41
Value at end of period	$16.12
Number of accumulation units outstanding at end of period	29,237
ING MONEY MARKET PORTFOLIO	
Value at beginning of period	$13.53
Value at end of period	$13.36
Number of accumulation units outstanding at end of period	391,866
ING OPPENHEIMER GLOBAL PORTFOLIO	
Value at beginning of period	$13.84
Value at end of period	$12.56
Number of accumulation units outstanding at end of period	303,720

	2011
ING PIMCO TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during July 2011)	
Value at beginning of period	$10.27
Value at end of period	$10.24
Number of accumulation units outstanding at end of period	3,831
ING PIONEER HIGH YIELD PORTFOLIO	
Value at beginning of period	$14.99
Value at end of period	$14.70
Number of accumulation units outstanding at end of period	26,093
ING PIONEER MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during December 2011)	
Value at beginning of period	$9.04
Value at end of period	$9.44
Number of accumulation units outstanding at end of period	33
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO	
Value at beginning of period	$8.97
Value at end of period	$9.09
Number of accumulation units outstanding at end of period	37,559
ING RUSSELL™ MID CAP INDEX PORTFOLIO	
Value at beginning of period	$10.12
Value at end of period	$9.81
Number of accumulation units outstanding at end of period	8,058
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO	
Value at beginning of period	$10.85
Value at end of period	$10.29
Number of accumulation units outstanding at end of period	10,079
ING SMALLCAP OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$10.57
Value at end of period	$10.53
Number of accumulation units outstanding at end of period	22,478
ING SMALL COMPANY PORTFOLIO	
Value at beginning of period	$30.69
Value at end of period	$29.56
Number of accumulation units outstanding at end of period	28,632
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO	
Value at beginning of period	$13.54
Value at end of period	$13.76
Number of accumulation units outstanding at end of period	644,695
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO	
Value at beginning of period	$16.04
Value at end of period	$15.70
Number of accumulation units outstanding at end of period	81,506
ING TEMPLETON FOREIGN EQUITY PORTFOLIO	
Value at beginning of period	$8.82
Value at end of period	$7.66
Number of accumulation units outstanding at end of period	54,273
ING THORNBURG VALUE PORTFOLIO	
Value at beginning of period	$17.62
Value at end of period	$15.12
Number of accumulation units outstanding at end of period	26,912

Condensed Financial Information (continued)

	2011
ING U.S. BOND INDEX PORTFOLIO	
Value at beginning of period	$11.16
Value at end of period	$11.82
Number of accumulation units outstanding at end of period	24,759
ING U.S. STOCK INDEX PORTFOLIO	
(Funds were first received in this option during February 2011)	
Value at beginning of period	$12.24
Value at end of period	$11.84
Number of accumulation units outstanding at end of period	85
INVESCO MID CAP CORE EQUITY FUND	
Value at beginning of period	$13.63
Value at end of period	$12.62
Number of accumulation units outstanding at end of period	2,543
PARNASSUS EQUITY INCOME FUND	
(Funds were first received in this option during September 2011)	
Value at beginning of period	$12.79
Value at end of period	$14.03
Number of accumulation units outstanding at end of period	2,997
TEMPLETON GLOBAL BOND FUND	
Value at beginning of period	$18.69
Value at end of period	$18.02
Number of accumulation units outstanding at end of period	196,714
THE GROWTH FUND OF AMERICA®	
Value at beginning of period	$12.97
Value at end of period	$12.19
Number of accumulation units outstanding at end of period	358,043
USAA PRECIOUS METALS AND MINERALS FUND	
(Funds were first received in this option during June 2011)	
Value at beginning of period	$9.89
Value at end of period	$8.73
Number of accumulation units outstanding at end of period	10,509
WANGER SELECT	
Value at beginning of period	$16.40
Value at end of period	$13.34
Number of accumulation units outstanding at end of period	53,318
WANGER USA	
Value at beginning of period	$14.37
Value at end of period	$13.70
Number of accumulation units outstanding at end of period	42,097

TABLE 6
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2011
ALGER GREEN FUND	
Value at beginning of period	$13.98
Value at end of period	$13.07
Number of accumulation units outstanding at end of period	49

CFI 20

Condensed Financial Information (continued)

	2011
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND	
Value at beginning of period	$11.11
Value at end of period	$12.39
Number of accumulation units outstanding at end of period	4,209
AMERICAN MUTUAL FUND®	
(Funds were first received in this option during September 2011)	
Value at beginning of period	$9.87
Value at end of period	$10.47
Number of accumulation units outstanding at end of period	190
ARTISAN INTERNATIONAL FUND	
Value at beginning of period	$8.23
Value at end of period	$7.53
Number of accumulation units outstanding at end of period	224
ASTON/FAIRPOINTE MID CAP FUND	
Value at beginning of period	$11.70
Value at end of period	$10.78
Number of accumulation units outstanding at end of period	282
COLUMBIA MID CAP VALUE FUND	
Value at beginning of period	$9.60
Value at end of period	$9.06
Number of accumulation units outstanding at end of period	1,554
EUROPACIFIC GROWTH FUND®	
Value at beginning of period	$16.68
Value at end of period	$14.21
Number of accumulation units outstanding at end of period	18,045
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
Value at beginning of period	$28.60
Value at end of period	$27.49
Number of accumulation units outstanding at end of period	27,772
FRANKLIN SMALL CAP VALUE SECURITIES FUND	
Value at beginning of period	$18.54
Value at end of period	$17.59
Number of accumulation units outstanding at end of period	2,554
FUNDAMENTAL INVESTORSSM	
Value at beginning of period	$9.00
Value at end of period	$8.71
Number of accumulation units outstanding at end of period	2,096
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during September 2011)	
Value at beginning of period	$10.28
Value at end of period	$11.01
Number of accumulation units outstanding at end of period	336
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$5.11
Value at end of period	$4.51
Number of accumulation units outstanding at end of period	16,082
ING CLARION REAL ESTATE PORTFOLIO	
Value at beginning of period	$10.22
Value at end of period	$11.03
Number of accumulation units outstanding at end of period	1,380

Condensed Financial Information (continued)

	2011
ING GLOBAL RESOURCES PORTFOLIO	
Value at beginning of period	$12.72
Value at end of period	$11.39
Number of accumulation units outstanding at end of period	10,243
ING GROWTH AND INCOME PORTFOLIO	
Value at beginning of period	$15.03
Value at end of period	$14.78
Number of accumulation units outstanding at end of period	54,654
ING INDEX SOLUTION 2015 PORTFOLIO	
(Funds were first received in this option during September 2011)	
Value at beginning of period	$12.79
Value at end of period	$12.98
Number of accumulation units outstanding at end of period	235
ING INDEX SOLUTION 2025 PORTFOLIO	
(Funds were first received in this option during September 2011)	
Value at beginning of period	$13.10
Value at end of period	$13.38
Number of accumulation units outstanding at end of period	4,023
ING INDEX SOLUTION 2035 PORTFOLIO	
(Funds were first received in this option during September 2011)	
Value at beginning of period	$13.23
Value at end of period	$13.53
Number of accumulation units outstanding at end of period	2,738
ING INDEX SOLUTION 2045 PORTFOLIO	
(Funds were first received in this option during September 2011)	
Value at beginning of period	$13.51
Value at end of period	$13.85
Number of accumulation units outstanding at end of period	762
ING INTERMEDIATE BOND PORTFOLIO	
Value at beginning of period	$18.39
Value at end of period	$19.51
Number of accumulation units outstanding at end of period	20,886
ING INTERNATIONAL INDEX PORTFOLIO	
Value at beginning of period	$7.93
Value at end of period	$6.86
Number of accumulation units outstanding at end of period	3,158
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO	
Value at beginning of period	$12.98
Value at end of period	$12.66
Number of accumulation units outstanding at end of period	29,468
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO	
Value at beginning of period	$11.57
Value at end of period	$11.16
Number of accumulation units outstanding at end of period	1,388
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO	
Value at beginning of period	$23.61
Value at end of period	$19.03
Number of accumulation units outstanding at end of period	1,717
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO	
Value at beginning of period	$13.63
Value at end of period	$13.26
Number of accumulation units outstanding at end of period	2,369

Condensed Financial Information (continued)

	2011
ING LARGE CAP GROWTH PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$11.56
Value at end of period	$11.71
Number of accumulation units outstanding at end of period	92
ING MIDCAP OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$16.18
Value at end of period	$15.87
Number of accumulation units outstanding at end of period	1,374
ING MONEY MARKET PORTFOLIO	
Value at beginning of period	$13.23
Value at end of period	$13.05
Number of accumulation units outstanding at end of period	67,670
ING OPPENHEIMER GLOBAL PORTFOLIO	
Value at beginning of period	$14.04
Value at end of period	$12.72
Number of accumulation units outstanding at end of period	37,988
ING PIMCO TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during September 2011)	
Value at beginning of period	$10.25
Value at end of period	$10.22
Number of accumulation units outstanding at end of period	2,817
ING PIONEER HIGH YIELD PORTFOLIO	
Value at beginning of period	$14.89
Value at end of period	$14.57
Number of accumulation units outstanding at end of period	903
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO	
Value at beginning of period	$8.93
Value at end of period	$9.04
Number of accumulation units outstanding at end of period	4,459
ING RUSSELL™ MID CAP INDEX PORTFOLIO	
Value at beginning of period	$10.08
Value at end of period	$9.75
Number of accumulation units outstanding at end of period	191
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO	
Value at beginning of period	$10.80
Value at end of period	$10.24
Number of accumulation units outstanding at end of period	680
ING SMALLCAP OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$10.43
Value at end of period	$10.37
Number of accumulation units outstanding at end of period	2,631
ING SMALL COMPANY PORTFOLIO	
Value at beginning of period	$30.07
Value at end of period	$28.91
Number of accumulation units outstanding at end of period	4,463
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO	
Value at beginning of period	$13.42
Value at end of period	$13.62
Number of accumulation units outstanding at end of period	15,475

Condensed Financial Information (continued)

	2011
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO	
Value at beginning of period	$15.86
Value at end of period	$15.50
Number of accumulation units outstanding at end of period	10,133
ING TEMPLETON FOREIGN EQUITY PORTFOLIO	
Value at beginning of period	$8.78
Value at end of period	$7.62
Number of accumulation units outstanding at end of period	13,822
ING THORNBURG VALUE PORTFOLIO	
Value at beginning of period	$17.24
Value at end of period	$14.77
Number of accumulation units outstanding at end of period	10,534
ING U.S. BOND INDEX PORTFOLIO	
Value at beginning of period	$11.12
Value at end of period	$11.76
Number of accumulation units outstanding at end of period	413
INVESCO MID CAP CORE EQUITY FUND	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$12.79
Value at end of period	$12.57
Number of accumulation units outstanding at end of period	340
TEMPLETON GLOBAL BOND FUND	
Value at beginning of period	$18.50
Value at end of period	$17.81
Number of accumulation units outstanding at end of period	16,810
THE GROWTH FUND OF AMERICA®	
Value at beginning of period	$12.85
Value at end of period	$12.05
Number of accumulation units outstanding at end of period	33,780
WANGER SELECT	
Value at beginning of period	$16.24
Value at end of period	$13.18
Number of accumulation units outstanding at end of period	4,686
WANGER USA	
Value at beginning of period	$14.23
Value at end of period	$13.54
Number of accumulation units outstanding at end of period	4,986

TABLE 7
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.50%
(Selected data for accumulation units outstanding throughout each period)

	2011
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$17.53
Value at end of period	$17.60
Number of accumulation units outstanding at end of period	36,699

Condensed Financial Information (continued)

	2011
FRANKLIN SMALL CAP VALUE SECURITIES FUND	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$19.07
Value at end of period	$19.54
Number of accumulation units outstanding at end of period	1,102
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$12.94
Value at end of period	$12.09
Number of accumulation units outstanding at end of period	2,338
ING GROWTH AND INCOME PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$11.45
Value at end of period	$11.68
Number of accumulation units outstanding at end of period	2,377
ING INTERMEDIATE BOND PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$16.17
Value at end of period	$16.35
Number of accumulation units outstanding at end of period	15,050
ING INTERNATIONAL INDEX PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$7.11
Value at end of period	$7.09
Number of accumulation units outstanding at end of period	4,821
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$12.43
Value at end of period	$12.76
Number of accumulation units outstanding at end of period	28,175
ING MIDCAP OPPORTUNITIES PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$19.50
Value at end of period	$19.31
Number of accumulation units outstanding at end of period	114
ING MONEY MARKET PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$11.92
Value at end of period	$11.91
Number of accumulation units outstanding at end of period	5,519
ING OPPENHEIMER GLOBAL PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$12.84
Value at end of period	$12.75
Number of accumulation units outstanding at end of period	15,370
ING SMALLCAP OPPORTUNITIES PORTFOLIO	
(Funds were first received in this option during November 2011)	
Value at beginning of period	$12.15
Value at end of period	$12.35
Number of accumulation units outstanding at end of period	6,768

Condensed Financial Information (continued)

2011

ING SMALL COMPANY PORTFOLIO
(Funds were first received in this option during November 2011)
Value at beginning of period	$17.27
Value at end of period	$17.70
Number of accumulation units outstanding at end of period	35

ING TEMPLETON FOREIGN EQUITY PORTFOLIO
(Funds were first received in this option during November 2011)
Value at beginning of period	$7.94
Value at end of period	$7.88
Number of accumulation units outstanding at end of period	3,242

ING THORNBURG VALUE PORTFOLIO
(Funds were first received in this option during November 2011)
Value at beginning of period	$10.50
Value at end of period	$10.24
Number of accumulation units outstanding at end of period	1,298

TABLE 8
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

2011

AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND
Value at beginning of period	$11.14
Value at end of period	$12.43
Number of accumulation units outstanding at end of period	9,300

ARIEL FUND
(Funds were first received in this option during July 2011)
Value at beginning of period	$12.13
Value at end of period	$10.10
Number of accumulation units outstanding at end of period	473

ARTISAN INTERNATIONAL FUND
Value at beginning of period	$8.03
Value at end of period	$7.35
Number of accumulation units outstanding at end of period	304

ASTON/FAIRPOINTE MID CAP FUND
(Funds were first received in this option during February 2011)
Value at beginning of period	$12.42
Value at end of period	$10.81
Number of accumulation units outstanding at end of period	1,156

COLUMBIA MID CAP VALUE FUND
(Funds were first received in this option during July 2011)
Value at beginning of period	$10.12
Value at end of period	$9.11
Number of accumulation units outstanding at end of period	36

EUROPACIFIC GROWTH FUND®
Value at beginning of period	$17.55
Value at end of period	$14.97
Number of accumulation units outstanding at end of period	14,572

Condensed Financial Information (continued)

	2011
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
Value at beginning of period	$14.90
Value at end of period	$14.34
Number of accumulation units outstanding at end of period	29,978
FRANKLIN SMALL CAP VALUE SECURITIES FUND	
Value at beginning of period	$15.82
Value at end of period	$15.04
Number of accumulation units outstanding at end of period	1,971
FUNDAMENTAL INVESTORS^SM	
Value at beginning of period	$9.04
Value at end of period	$8.76
Number of accumulation units outstanding at end of period	2,893
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during October 2011)	
Value at beginning of period	$10.53
Value at end of period	$11.03
Number of accumulation units outstanding at end of period	10
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$16.08
Value at end of period	$14.23
Number of accumulation units outstanding at end of period	1,448
ING CLARION REAL ESTATE PORTFOLIO	
Value at beginning of period	$10.29
Value at end of period	$11.13
Number of accumulation units outstanding at end of period	4,538
ING GLOBAL RESOURCES PORTFOLIO	
Value at beginning of period	$12.79
Value at end of period	$11.48
Number of accumulation units outstanding at end of period	17,496
ING GROWTH AND INCOME PORTFOLIO	
Value at beginning of period	$12.51
Value at end of period	$12.32
Number of accumulation units outstanding at end of period	5,548
ING INDEX SOLUTION 2015 PORTFOLIO	
(Funds were first received in this option during December 2011)	
Value at beginning of period	$10.66
Value at end of period	$10.70
Number of accumulation units outstanding at end of period	127
ING INDEX SOLUTION 2025 PORTFOLIO	
(Funds were first received in this option during October 2011)	
Value at beginning of period	$10.39
Value at end of period	$10.86
Number of accumulation units outstanding at end of period	836
ING INTERMEDIATE BOND PORTFOLIO	
Value at beginning of period	$12.41
Value at end of period	$13.18
Number of accumulation units outstanding at end of period	30,287
ING INTERNATIONAL INDEX PORTFOLIO	
Value at beginning of period	$7.96
Value at end of period	$6.90
Number of accumulation units outstanding at end of period	320

Condensed Financial Information (continued)

	2011
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO	
Value at beginning of period	$11.66
Value at end of period	$11.27
Number of accumulation units outstanding at end of period	1,411
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO	
Value at beginning of period	$23.81
Value at end of period	$19.22
Number of accumulation units outstanding at end of period	475
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO	
(Funds were first received in this option during June 2011)	
Value at beginning of period	$13.95
Value at end of period	$13.40
Number of accumulation units outstanding at end of period	135
ING MIDCAP OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$18.23
Value at end of period	$17.91
Number of accumulation units outstanding at end of period	2,274
ING MONEY MARKET PORTFOLIO	
Value at beginning of period	$10.89
Value at end of period	$10.75
Number of accumulation units outstanding at end of period	175,309
ING OPPENHEIMER GLOBAL PORTFOLIO	
Value at beginning of period	$13.31
Value at end of period	$12.07
Number of accumulation units outstanding at end of period	6,196
ING PIMCO TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during September 2011)	
Value at beginning of period	$10.34
Value at end of period	$10.24
Number of accumulation units outstanding at end of period	171
ING PIONEER HIGH YIELD PORTFOLIO	
Value at beginning of period	$14.99
Value at end of period	$14.70
Number of accumulation units outstanding at end of period	1,148
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO	
Value at beginning of period	$8.97
Value at end of period	$9.09
Number of accumulation units outstanding at end of period	2,870
ING RUSSELL™ MID CAP INDEX PORTFOLIO	
Value at beginning of period	$10.12
Value at end of period	$9.81
Number of accumulation units outstanding at end of period	1,258
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO	
Value at beginning of period	$10.85
Value at end of period	$10.29
Number of accumulation units outstanding at end of period	956
ING SMALLCAP OPPORTUNITIES PORTFOLIO	
Value at beginning of period	$16.75
Value at end of period	$16.68
Number of accumulation units outstanding at end of period	1,768

Condensed Financial Information (continued)

	2011
ING SMALL COMPANY PORTFOLIO	
Value at beginning of period	$16.39
Value at end of period	$15.78
Number of accumulation units outstanding at end of period	3,272
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO	
Value at beginning of period	$13.54
Value at end of period	$13.76
Number of accumulation units outstanding at end of period	68,491
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO	
Value at beginning of period	$12.55
Value at end of period	$12.28
Number of accumulation units outstanding at end of period	10,941
ING TEMPLETON FOREIGN EQUITY PORTFOLIO	
Value at beginning of period	$8.82
Value at end of period	$7.66
Number of accumulation units outstanding at end of period	1,476
ING THORNBURG VALUE PORTFOLIO	
Value at beginning of period	$13.14
Value at end of period	$11.27
Number of accumulation units outstanding at end of period	2,004
ING U.S. BOND INDEX PORTFOLIO	
Value at beginning of period	$11.16
Value at end of period	$11.82
Number of accumulation units outstanding at end of period	295
ING U.S. STOCK INDEX PORTFOLIO	
Value at beginning of period	$11.98
Value at end of period	$12.04
Number of accumulation units outstanding at end of period	1,479
TEMPLETON GLOBAL BOND FUND	
Value at beginning of period	$18.99
Value at end of period	$18.31
Number of accumulation units outstanding at end of period	18,742
THE GROWTH FUND OF AMERICA®	
Value at beginning of period	$13.33
Value at end of period	$12.52
Number of accumulation units outstanding at end of period	15,884
WANGER SELECT	
Value at beginning of period	$16.92
Value at end of period	$13.75
Number of accumulation units outstanding at end of period	4,470
WANGER USA	
Value at beginning of period	$14.61
Value at end of period	$13.93
Number of accumulation units outstanding at end of period	2,564

Condensed Financial Information (continued)

TABLE 9

FOR DEFERRED COMPENSATION CONTRACTS WITH DIFFERING TOTAL SEPARATE ACCOUNT CHARGES

(Selected data for accumulation units outstanding throughout each period)

	2011
ING MONEY MARKET PORTFOLIO	
(Funds were first received in this option during March 2011)	
Value at beginning of period	$16.15
Value at end of period	$16.08
Number of accumulation units outstanding at end of period	28

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of a Variable Annuity Account C prospectus dated April 30, 2012 as well as all current prospectuses for the funds available under the Contracts.

_____ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.167680-12) dated April 30, 2012.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.167680-12